                                                                    EXHIBIT 99.1

                        TEFRON LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2008

                            U.S. dollars in thousands

                        TEFRON LTD. AND ITS SUBSIDIARIES

            CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008
                            U.S. DOLLARS IN THOUSANDS

                                      INDEX

                                                                          PAGE
                                                                        ---------

Report of Independent Registered Public Accounting Firm                    F-2

Consolidated Balance Sheets                                             F-3 - F-4

Consolidated Statements of Income                                          F-5

Consolidated Statements of Recognized Revenues and Expenses                F-6

Consolidated Statements of Cash Flows                                   F-7 - F-8

Notes to Consolidated Financial Statements                              F-9 - F-58

Appendix to Consolidated Financial Statements - List of subsidiaries       F-59

Kost, Forer, Gabbay & Kasierer 2 PAL-YAM Blvd. HAIFA 33095 Tel. 04-8654000 Fax: 03-5633443

             Report of Independent Registered Public Accounting Firm
                  To Board of Directors and the Shareholders of

                                   Tefron Ltd.

     We have audited the accompanying consolidated balance sheets of TEFRON Ltd.
and its subsidiaries (the "Company") as of December 31, 2008 and 2007 and the
related consolidated statements of income, recognized revenue and expenses, and cash flows for each of the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the
Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations, recognized income and expenses and cash flows for each of the years then ended, in conformity with International Financial Reporting Standards
("IFRS") as issued by the International Accounting Standards Board ("IASB").

                                          Kost Forer Gabay & Kasierer
                                 A member firm of Ernst & Young Global Limited

Haifa,
March 31, 2009
Except for Notes 1d and 26, as to which the date is
February 22, 2010

                                     F - 2

                                                                     Tefron Ltd.
Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                               AS OF DECEMBER 31,
                                                           -------------------------
                                                             2008           2007
                                                           ----------     ----------
ASSETS                                          NOTE            $ IN THOUSANDS
------                                        --------     -------------------------

CURRENT ASSETS

Cash and cash equivalents                                  $    1,566     $    2,384
Short-term investments                               4            847         12,731
Trade receivables, net                               5         23,446         29,033
Other current assets                                 6          4,558          4,940
Inventories                                          7         32,125         33,793
                                                           ----------     ----------

                                                               62,542         82,881
                                                           ----------     ----------

NON-CURRENT ASSETS

Marketable securities                                               -          1,284
Subordinated note receivable                        10          2,700          3,000
Property, plant and equipment, net                   8         64,469         72,978
Goodwill and other intangible assets, net            9          2,021            597
                                                           ----------     ----------

                                                               69,190         77,859
                                                           ----------     ----------

                                                           $  131,732     $  160,740
                                                           ==========     ==========

       THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL
                                 PART THEREOF.

                                     F - 3

                                                                     Tefron Ltd.
Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                            AS OF DECEMBER 31,
                                                       --------------------------
                                                          2008            2007
                                                       ----------      ----------
LIABILITIES AND EQUITY                      NOTE             $ IN THOUSANDS
----------------------                    --------     --------------------------

CURRENT LIABILITIES

Short-term loans (including current
 portion of long term - loans)                  11     $   24,809      $    5,948
Trade payables                                  12         25,167          29,720
Other current liabilities                       13          7,636           8,635
                                                       ----------      ----------

                                                           57,612          44,303
                                                       ----------      ----------

NON-CURRENT LIABILITIES

Long-term loans from banks                      14              -          13,374
Employee benefit liabilities, net               16          2,169           1,485
Deferred taxes, net                             17          6,897          12,198
Other non-current liabilities                   13          1,309               -
                                                       ----------      ----------

                                                           10,375          27,057
                                                       ----------      ----------

EQUITY ATTRIBUTABLE TO HOLDERS OF THE
  PARENT                                        19

Share capital                                               7,518           7,518
Additional paid-in capital                                107,104         106,864
Accumulated deficit                                       (43,716)        (17,594)
Treasury shares                                            (7,408)         (7,408)
                                                       ----------      ----------

                                                           63,498          89,380
Minority interest                                             247               -
                                                       ----------      ----------

TOTAL EQUITY                                               63,745          89,380
                                                       ----------      ----------

                                                       $  131,732      $  160,740
                                                       ==========      ==========

       THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL
                                 PART THEREOF.

                                     F - 4

                                                                     Tefron Ltd.
Consolidated Statements of Income
--------------------------------------------------------------------------------

                                                                       Year ended
                                                                       December 31,
                                                                --------------------------
                                                                  2008             2007
                                                                ----------      ----------
                                                                     $ in thousands
                                                     Note       (except for per share data)
                                                   --------     --------------------------

Sales                                                           $  173,829      $  158,614
Cost of sales                                           21a        167,557         139,145
                                                                ----------      ----------

Gross profit                                                         6,272          19,469

Selling and marketing expenses                          21b         16,959          12,443
General and administrative expenses                     21c          6,406           5,190
Impairment of property, plant and equipment             21d          2,135               -
                                                                ----------      ----------

Operating (loss) income                                            (19,228)          1,836

Financial income                                        21e            319           1,401
Financial expenses                                      21e          3,347           2,690
                                                                ----------      ----------

(Loss) income before income taxes                                  (22,256)            547
Tax benefit                                             17           4,677              35
                                                                ----------      ----------

Net (loss) income                                               $  (17,579)     $      582
                                                                ==========      ==========

NET (LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO
  EQUITY HOLDERS OF THE  PARENT (*)                     22

Basic and diluted (loss) earnings per share                     $     (8.3)     $      0.3
                                                                ==========      ==========

(*)  (Loss) earnings per share were calculated after the 10:1 reverse-stock split, see Note 19a.

       THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL
                                 PART THEREOF.

                                     F - 5

                                                                     Tefron Ltd.
Consolidated Statements of Recognized Revenues and Expenses
--------------------------------------------------------------------------------

                                                                          Year ended December 31,
                                                                        --------------------------
                                                                           2008            2007
                                                                        ----------      ----------
                                                                             $ in thousands
                                                                        --------------------------

Realized gain in respect of cash flow hedging transactions, net         $     (445)     $      (52)
Realized loss (gain) on short-term investments                                  77              (3)
Unrealized gain on cash flow hedging transactions, net                          23             445
Unrealized loss on short-term investments                                        -             (77)
Actuarial loss on defined-benefit plans, net                                  (198)              -
                                                                        ----------      ----------

Total (expenses) income recognized directly in shareholders' equity           (543)            313
Net (loss) income                                                          (17,579)            582
                                                                        ----------      ----------

Total recognized (expenses) revenues                                    $  (18,122)     $      895
                                                                        ==========      ==========

       THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL
                                 PART THEREOF.

                                     F - 6

                                                                     Tefron Ltd.
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

                                                                Year ended
                                                                 December 31,
                                                          --------------------------
                                                             2008            2007
                                                          ----------      ----------
                                                                $ in thousands
                                                          --------------------------

OPERATING ACTIVITIES:

Net (loss) income                                         $  (17,579)     $      582
Adjustments to reconcile net (loss) income to net
cash (used in) provided by operating activities (a)            9,861           2,452
                                                          ----------      ----------

Net cash (used in) provided by operating activities           (7,718)          3,034
                                                          ----------      ----------

INVESTING ACTIVITIES:

Purchase of property, plant and equipment                     (3,151)         (6,089)
Proceeds from sale of property, plant and equipment               35             943
Purchase of intangible assets                                   (223)           (288)
Acquisition of business (b)                                     (300)              -
Proceeds from sale of marketable securities                    5,914          17,240
Purchase of marketable securities                                  -         (18,973)
Proceeds from maturity of short - term investments             7,138           4,668
                                                          ----------      ----------

Net cash provided by (used in) investing activities            9,413          (2,499)
                                                          ----------      ----------

FINANCING ACTIVITIES:

Short-term credit from banks, net                              9,323               -
Repayment of long-term loans                                  (9,836)         (5,948)
Proceeds from long-term loans                                  6,000               -
Proceeds from exercise of options                                  -           4,382
Dividends paid to shareholders                                (8,000)           (551)
                                                          ----------      ----------

Net cash used in financing activities                         (2,513)         (2,117)
                                                          ----------      ----------

DECREASE IN CASH AND CASH EQUIVALENTS                           (818)         (1,582)

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR          2,384           3,966
                                                          ----------      ----------

CASH AND CASH EQUIVALENT AT THE END OF THE YEAR           $    1,566      $    2,384
                                                          ==========      ==========

The notes to the consolidated financial statements are an integral part thereof

                                     F - 7

                                                                     TEFRON Ltd.
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

                                                                           Year ended
                                                                           December 31,
                                                                    --------------------------
                                                                       2008            2007
                                                                    ----------      ----------
                                                                          $ in thousands
                                                                    --------------------------

(a)  ADJUSTMENTS TO RECONCILE NET (LOSS) INCOME TO NET
     CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES

     Non cash:

     Depreciation of property, plant and equipment
        and intangible assets                                       $    8,925      $    8,568
     Impairment of property, plant and equipment                         2,135               -
     Inventories write-off                                               4,523           1,260
     Impairment of marketable securities                                   553               -
     Share-based payment expense                                           487             489
     Loss (gain) from sale of property, plant and equipment                188            (651)
     Gain from sale of marketable securities                               (22)           (134)
     Deferred taxes, net                                                (5,558)             64
     Change in employee benefit liabilities, net                           420              72
     Interest and amortization of marketable securities                   (263)           (189)
     Accrual of interest on deposits                                       (75)           (613)

     Changes in asset and liability items:

     Decrease in trade receivables                                       5,587           1,622
     Decrease (increase) in other accounts receivable
        and prepared expenses                                              661            (920)
     Increase in inventories                                            (3,051)         (4,925)
     Decrease in trade payables                                         (4,553)         (1,423)
     Decrease in other current liabilities                                 (96)           (768)
                                                                    ----------      ----------

                                                                    $    9,861      $    2,452
                                                                    ==========      ==========

(b)  ACQUISITION OF BUSINESS (NOTE 3)

     Assets and liabilities of as of acquisition date:

     Order backlog                                                  $      264      $        -
     Customer relationships                                              1,029               -
     Goodwill                                                              344               -
     Deferred tax liability                                               (323)              -
                                                                    ----------      ----------
     Total                                                               1,314               -
                                                                    ----------      ----------
     Contingent consideration                                           (1,014)              -
                                                                    ----------      ----------
                                                                    $      300      $        -
                                                                    ==========      ==========

(c)  SUPPLEMENT DISCLOSURE OF NON-CASH INVESTING ACTIVITIES

     Contingent consideration relating to acquisition
           of business activity (see (b) above)                     $    1,014      $        -
                                                                    ==========      ==========
     Acquisition of property, plant and equipment on credit         $        -      $      109
                                                                    ==========      ==========

(d)  ADDITIONAL CASH FLOW INFORMATION

     Cash paid during year for:

     Interest                                                       $    2,068      $    1,984
                                                                    ==========      ==========

     Dividends                                                      $    8,000      $      551
                                                                    ==========      ==========

     Cash received during year for:

     Interest                                                       $      394      $    1,279
                                                                    ==========      ==========

The notes to the consolidated financial statements are an integral part thereof

                                     F - 8

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 1: GENERAL

     a.   Tefron Ltd. ("the Company") is a company organized under the laws of the state of Israel. The Company designs, develops, manufactures and sells intimate apparel, swimwear and active wear using two different methods (the "Seamless" technique and the "Cut & Sew" technique). The
          Company's principal markets are the United States and Europe.

          The Company's shares are traded on the Tel Aviv Stock Exchange as well as on the OTC Bulletin Board in the USA. The Company's shares in the
          USA had been traded on the NYSE, but have been suspended from trading on the NYSE due to a low market capitalization (see Note 19c (3)).

          The Company's headquarters are located at MISGAV Industrial Zone.

     b.   DEFINITIONS

          In these financial statements:

          The Company       Tefron Ltd.

          The Group         Tefron Ltd. and its subsidiaries listed on the
                            enclosed list.

          Subsidiaries      Companies in which the Company has a  controlling
                            interest (as defined in IAS 27) and whose  financial
                            statements  are  consolidated  with the Company's
                            financial statements.

          Related parties   As defined in IAS 24.

     c.   In the interest of more efficient management of the Company, its operations and its customer- and supplier relationships, in 2009 the
          Group placed all of the active wear and intimate apparel operations under Hi-Tex founded by Tefron Ltd. (hereinafter: "Hi-Tex") and has kept the swimwear operations under Macro Clothing Ltd. To this end,
          Tefron transferred most of its assets to Hi-Tex against allotment of additional Hi-Tex shares, pursuant to Section 104 of the Israeli
          Income Tax Ordinance.

     d.   The Company incurred a loss of $17,579 thousand in the year ended
          December 31, 2008. Furthermore, in 2008 the Group generated negative cash flow from current operations amounting to $7,718 thousand. Due to the above, the Group's cash, short-term investments and long-term marketable securities decreased from $16,399 thousand as of December
          31, 2007 to $2,413 thousand. In addition, short-term credit from banks increased by $9,323 thousand.

          On the other hand, the Company has positive working capital amounting to $16.3 million (before re-classification of long-term loans to short-term due to failure to meet financial covenants, see Note 14b).
          Furthermore the stronger US dollar vs. the New Israeli Shekel (NIS)
          has improved the Company's profitability.

          In view of the above, and in view of the global economic crisis, in
          2009, the Group has implemented an overall efficiency plan, including:
          improved manufacturing efficiency by relocating several manufacturing facilities operating in Jordan to fewer, larger manufacturing facilities; improved utilization of knitting capacity and reduction in knitting cost, deployment of an advanced quality assurance system with a precise feedback to the process, closure of the Company's dyeing factory in Israel and a decision made subsequent to the balance sheet date with regard to a 15% workforce reduction at the Company.

          In addition, expansion of marketing operations in Europe as well as marketing to local customers and opening of Company stores in Israel are components of the Company's strategy to increase its capacity to make use of excess finished goods and raw materials.

          Due to the global economic crisis, decline in demands and continuation of accumulating significant losses, the Company is in need of additional financing resources. The plans of the Company's management regarding setting up additional cash flow resources for the purpose of financing the capital for the near year, and for financing its strategic plan are: Capital raise from shareholders in a way of rights offering and/or private placement. The Company served a rights offering prospectus draft on August 21 2009 and is in a process of approving the prospectus and the capital raise. In addition, the
          Company reached on January 6, 2010 a memorandum of understanding with the bank lenders regarding the credit lines as stated in note 26 c.
          The Company also examines possibilities of non-bank financing such as start of work with factoring companies that allow early payments from customers. There is no certainty for the Company's success to finding the said financing resources.

          As detailed in Note 26, the Company is supposed to receive from the bank lenders a draft wording of a detailed agreement based on the memorandum of understanding. If and insofar, for any reason whatsoever, the final agreement is not reached between the Company and the banks, and the banks will demand that the bank credit will be payable immediately, then in the Company's assessment under those circumstances it will be very difficult to raise financing from other sources. Therefore, this could pose a situation that could jeopardize the continued operations of the Company, and the Company could find it difficult to continue operating as a going concern.

                                     F - 9

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES

     a.   BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

          The Company's financial statements have been prepared on a historical cost basis, except for derivatives, and certain financial instruments, that have been measured at fair value.

          THE PREPARATION FORMAT OF THE FINANCIAL STATEMENTS

          Adoption of International Financial Reporting Standards (IFRS)

          For all periods up to and including the year ended December 31, 2007, the Company prepared its consolidated financial statements in accordance with generally accepted accounting principles in the United
          States (US GAAP). The consolidated financial statements for the year ended December 31, 2008 are the first financial statements that the
          Company has prepared in accordance with IFRS as issued by the
          International Accounting Standards Board (IASB).

          Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods beginning on or after January
          1, 2007 as described in the accounting policies. In preparing these financial statements, the Company prepared an opening IFRS balance sheet as of January 1, 2007, the Company's date of transition to IFRS.
          Note 25 explains the principal adjustments made by the Company in restating its US GAAP balance sheet as of January 1, 2007 and its previously published US GAAP financial statements for the year ended
          December 31, 2007.

          CONSISTENT ACCOUNTING POLICIES

          The accounting policies adopted in the financial statements are consistent with those of all periods presented in the financial statements.

          EARLY ADOPTION OF IFRS STANDARDS

          The Group has elected to adopt early IFRS 8 - Operating segments, as of January 1, 2007.

          IFRS 8 - OPERATING SEGMENTS

          The IASB issued IFRS 8 in November 2006. IFRS 8 replaces IAS 14
          Segment Reporting (IAS 14). IFRS 8 applies to companies whose securities are traded or are in the process of filing with any securities stock exchange. The Standard is effective for annual financial statements for periods beginning after January 1, 2009. The group early adopted this IFRS, which is permitted. The provisions of the Standard have been applied retrospectively.

          The Standard determines that an entity will adopt a management approach in reporting on the financial performance of the operating segments. The segment information would be the information that is internally used by management in order to asses its performance and allocate resources to the operating segments.

          Furthermore, information is required to be disclosed about the products or services (or group of products and similar services) from which the entity derives its revenues, the countries in which these revenues or assets are derived and major customers, irrespective of whether management uses this information for making operating decisions.

                                     F - 10

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     a.   BASIS OF PREPARATION OF FINANCIAL STATEMENTS (Cont.)

          The Group concluded that the operating segments determined in accordance with IFRS 8 is the same as the business segments previously identified under IAS 14.

          CONSOLIDATED FINANCIAL STATEMENTS

          The consolidated financial statements comprise the financial statements of Tefron Ltd. and its subsidiaries as of 31 December 2008.

          Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases.

          The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

          All intra-group balances, income and expenses and unrealized gains and losses resulting from intra-group transactions are eliminated in full.

     b.   SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN
          THE PREPARATION OF THE FINANCIAL STATEMENTS:

          JUDGMENTS

          In the process of applying the Group's accounting policies, management has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

          ESTIMATES AND ASSUMPTIONS

          The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.
          However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The basis of the estimates and assumptions is reviewed regularly. The changes in accounting estimates are reported in the period of the change in estimate.

          The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates computed by the Group that may cause a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

          -    LEGAL CLAIMS

               In estimating the provision for legal claims filed against the
               Company, the Company has relied on the opinion of their legal counsel. The opinion of the Company's legal counsel is based on his professional judgment, taking into account the stage of proceedings and experience with respect to that claim. Since the outcome of any legal claims will generally be determined in the court, actual results could differ from any provision recognized by the Company.

          -    DEFERRED TAX ASSETS

               Deferred tax assets are recognized for unused carry forward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. For further information, see Note 17.

                                     F - 11

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     b.   SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN
          THE PREPARATION OF THE FINANCIAL STATEMENTS (CONT.):

          -    PENSION AND OTHER POST-EMPLOYMENT BENEFITS

               The liability in respect of defined post-employment benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases and mortality rates.
               Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. For further information, see
               Note 16.

          -    ALLOWANCE FOR DOUBTFUL ACCOUNTS

               Company management regularly reviews trade receivables and assesses their collectability. Accordingly, the Company makes a provision for trade receivables whose collection is doubtful.

          -    INVENTORIES

               The Company reviews in each period the state and age of
               inventories and records a provision for slow-moving inventories accordingly. In assessing whether the inventory is obsolete or slow moving, the Company relies on empirical data and on
               assumptions with regard to anticipated order backlog.

          -    FAIR VALUE OF FINANCIAL INSTRUMENTS NOT TRADED IN AN ACTIVE
               MARKET

               The fair value of the subordinated note receivable reflects its carrying amount, since the market interest rate upon issuance equaled the effective interest rate at issuance, see Note 10. The fair value of derivatives and available-for-sale securities that are not traded in an active market were determined by an
               independent appraiser using valuation techniques such as analyzed future payments and returns.

          -    IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

               An impairment of property, plant and equipment is recorded if the recoverable amount is less than the asset's carrying amount. The recoverable amount is the higher of fair value less costs to sell, and value in use based on discounted cash flow. In order to determine the recoverable amount of fixed assets, the Company has engaged a qualified independent valuator.

          -    SHARE-BASED PAYMENT TRANSACTIONS:

               The Company's employees are entitled to remuneration in the form of share-based payment transactions as a consideration for equity instruments ("equity-settled awards"), See Note 20f for the assumptions used to measure the fair value of the equity-settled awards.

     c.   FUNCTIONAL AND FOREIGN CURRENCIES

          1.   FUNCTIONAL AND PRESENTATION CURRENCIES

               The financial statements are presented in USD, which is the
               Company's functional currency. The functional currency is the currency that best reflects the economic environment in which the
               Company operates and conducts its transactions. Each entity in the Group determines its functional currency which is used to measure its financial position and operating results.

          2.   FOREIGN CURRENCY TRANSACTIONS

               Transactions denominated in a foreign currency (i.e., a currency other than the functional currency) are recorded initially at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities are translated at each balance sheet date into the functional currency, at the exchange rate at that date. Exchange rate differences are
               recognized in the statement of income. Non-monetary assets and liabilities that are measured in term of historical cost are translated into the function currency of the exchange rate on the date of the initial transaction. Non-monetary assets and
               liabilities that are measured at fair value are translated into the functional currency at the exchange rate on the date when the fair value is determined.

                                     F - 12

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     d.   CASH EQUIVALENTS

          The Company considers highly liquid investments, including unrestricted short-term bank deposits purchased with original maturities of three months or less, to be cash equivalents.

     e.   SHORT-TERM INVESTMENTS

          In 2007, short-term investments represent bank deposits with original maturities of more than three months but less than one year.

          In 2008, short-term investments represents available for sale marketable securities, see section h1.

     f.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance for doubtful accounts is determined in respect of specific trade receivables whose collection, in the opinion of the
          Company's management, is doubtful. Impaired trade receivables are derecognized when they are assessed as uncollectible.

     g.   INVENTORIES

          Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

          The cost of inventories is assigned as follows:

          Raw materials and spare parts  -   Based on weighted average cost.

          Work in progress               -   Based on weighted average cost
                                             including  material,  labor and
                                             other direct and indirect
                                             manufacturing costs.

          Finished goods                 -   Based on weighted average cost
                                             including material, labor and other
                                             direct and indirect manufacturing
                                             costs.

          The Company periodically evaluates the condition and age of inventories and records a provision for slow-moving inventories.

          The allocation of fixed production overheads to the costs of inventory is based on the normal capacity of the production facilities. The amount of fixed overhead allocated to the costs of inventory is not increased as a consequence of low production. All unallocated overheads are recognized as an expense in the period in which they are incurred.

                                     F - 13

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     h.   FINANCIAL INSTRUMENTS

               Financial assets within the scope of IAS 39 are initially
               recognized at fair value plus directly attributable transaction costs, except for investments at fair value through profit or loss in which case transaction costs are expensed as incurred.

               After initial recognition, the subsequent accounting and
               measurement of financial assets depends on their classification as follows:

               o    Financial assets at fair value through statement of income.

               o    Held-to-maturity investments.

               o    Loans and receivable.

               o    Available-for-sale financial assets.

               The Company has classified all of its financial assets as
               follows:

          1.   AVAILABLE-FOR- SALE FINANCIAL ASSETS

               After initial recognition, available-for-sale financial assets are measured at fair value with unrealized gains or losses recognized directly in equity. When the investment is disposed of or in case of impairment, the cumulative gain or loss previously recorded in equity is recognized in the statement of income.
               Interest income on investments in debt instruments is recognized in the statement of income using the effective interest method.
               Interest earned on investments are recognized in the statement of income when the right of payment has been established.

          2.   FAIR VALUE

               The fair value of investments that are traded in an active market is determined by reference to the market prices at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow or other valuation models.

          3.   FINANCIAL LIABILITIES

               Interest-bearing loans and borrowings are initially recognized at fair value less directly attributable transaction costs (such as loan raising costs). After initial recognition, interest-bearing loans and borrowings are measured at amortized cost using the effective interest method. Gains and losses are recognized in the statement of income when the loan is derecognized as well as through the systematic amortization process.

          4.   TREASURY SHARES

               Company shares held by the Company's subsidiary are presented at cost and deducted from shareholders' equity. Gain or loss from the purchase, sale, issue or cancellation of treasury shares are carrying to the shareholders' equity.

                                     F - 14

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     h.   FINANCIAL INSTRUMENTS (Cont.)

          5.   DERECOGNITION OF FINANCIAL INSTRUMENTS

               FINANCIAL ASSETS

               A financial asset is derecognized when: (i) the contractual rights to the cash flows from the financial asset expire or, (ii)
               the Company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a)
               has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

               If the Company transfers its rights to receive cash flows from an asset and neither transfers nor retains substantially all the risks and rewards of the asset nor transfers control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset. When continuing involvement takes the form of guaranteeing the transferred asset, the extent of the continuing involvement is the lower of the original carrying amount of the asset and the maximum amount of
               consideration received that the Company could be required to repay.

               FINANCIAL LIABILITIES

               A financial liability is derecognized when the obligation is discharged, cancelled, or expires.

     i.   IMPAIRMENT OF FINANCIAL ASSETS

          AVAILABLE-FOR-SALE FINANCIAL ASSETS

          If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the cost (net of any principal repayment and amortization) and fair value, less any impairment loss previously recognized in the statements of income.

          Any impairment loss is removed from equity and recognized in the statement of income. Impairment loss for financial instruments is not reversed through the statements of income and if in a subsequent period the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the statements of income, the impairment loss is reversed, with the amount of the reversal recognized in the statements of income.

                                     F - 15

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     j.   DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR HEDGING

          From time to time, the Group enters into contracts with derivative financial instruments such as forward currency contracts (forward) and
          Put and Call options in respect of foreign currency. Such derivative financial instruments are initially recognized at fair value and attributable transactions costs are recognized in the statement of income when incurred. After initial recognition, the financial derivatives are measured at fair value. Derivatives are carried in the balance sheet as assets when the fair value is positive and as liabilities when the fair value is negative.

          Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are recognized in the statement of income.

          The Group holds derivative financial instruments in order to hedge foreign currency related risks. The fair value of forward currency contracts and Put and Call options is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

     k.   LEASES

          The tests for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with IAS 17.

          The Company has lease agreements in which not all the risks and rewards incidental to ownership of the leased asset are substantially transferred and therefore, are classified as operating leases. Lease payments are recognized as an expense in the statements of income on a straight-line basis over the lease term.

     l.   BUSINESS COMBINATIONS AND GOODWILL

          Business combinations are accounted for by applying purchase method pursuant to IFRS 3. Identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date and all minority interest in the acquired entity is measured at the minority shareholders' proportionate interest in the fair value of the net identifiable assets of the acquire. The cost of the acquisition is measured at the fair value of the assets given, the equity instruments issued and the liabilities incurred on the acquisition date plus direct acquisition costs.

          Goodwill acquired in a business combination is initially measured as the excess of the cost of the acquisition over the Group's interest in the fair value of the net identifiable assets of the acquiree. If the cost of the acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized as a gain in the statement of income. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not systematically amortized. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to a cash-generating unit see section o below.

                                     F - 16

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     m.   Property, Plant and Equipment

          Items of property, plant and equipment are measured at cost plus direct acquisition costs less any accumulated depreciation and any accumulated impairment losses. The costs of certain items of property, plant and equipment also are reduced by investments grants received from the Israeli government.

          Deprecation is calculated at equal annual rates based on the straight line method over the useful life of the asset, as follows:

                                                           %
                                                     ------------

          Buildings                                       2.5
          Machinery and equipment                          7
          Motor vehicles                                   15
          Office furniture and equipment                  6-25
          Leasehold improvements                          6-33

          Leasehold improvements are depreciated using the straight line method over the lease term (including any optional extension term available to the Company which it intends to exercise), or over the expected useful life of the assets, whichever is shorter.

     n.   INTANGIBLE ASSETS

          Separately acquired intangible assets are measured initially at cost plus any costs directly attributable to the acquisition. Intangible assets acquired in a business combination are initially measured at fair value at the acquisition date. After initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Amortization relating to internally generated intangible assets, excluding capitalized development costs, are recognized in the statement of income when incurred.

          According to management's assessment, intangible assets have a finite useful life. The assets are amortized over their useful life using the straight-line method and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for as prospective changes in accounting estimates. The amortization charge on intangible assets with finite useful lives is recognized in the statements of income.

          The useful life of intangible assets is as follows:

                                                                Years
                                                         ------------------
          Computer software                                       4
          Customer relationships                                  7
          Order backlog                                          1-2

          Gains or losses arising from the derecognition of an intangible asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of income.

          Computer software consists of computer systems comprising hardware and software.

          Order backlog, customer relationships and goodwill were generated from the acquisition of a business in 2008, see Note 3.

                                     F - 17

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     o.   IMPAIRMENT OF NON-FINANCIAL ASSETS

          The Company evaluates the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds its recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. In measuring value in use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs.

          GOODWILL:

          The Company reviews goodwill for impairment once a year on December 31 or more frequently if events or changes in circumstances indicate that there is impairment.

          Impairment is recognized for goodwill by comparing the recoverable amount of the cash-generating unit(s) to the carrying amount of the cash generating unit(s), including goodwill. If the recoverable amount of the cash-generating unit(s) is less than the carrying amount of the cash-generating unit(s), an impairment loss is recognized. Impairment losses recognized for goodwill cannot be reversed.

     p.   GOVERNMENT GRANTS

          Government grants are recognized when there is reasonable assurance that the grant will be received and the Company will comply with the attached conditions. The Company's government grants relate to fixed assets and have been recorded as a reduction in the carrying amount of the fixed asset.

     q.   TAXES ON INCOME

          Taxes on income in the statement of income comprise current and deferred taxes. The tax results in respect of current or deferred taxes are recognized in the statement of income except to the extent that the tax arises from items which are recognized directly in equity. In such cases, the tax effect is also recognized in the relevant item in equity.

          DEFERRED TAXES:

          Deferred income taxes are computed using the liability method on temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes, except for a limited number of exceptions. Deferred tax assets are recognized for all deductible temporary differencesand carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which such items may be utilize. Deferred taxes are carried directly to equity if the tax relates to items that are taken to equity.

          Deferred tax balances are measured at the tax rates that are expected to apply to the period when the taxes are taken to the statement of income or to equity, based on tax laws that have been enacted or substantively enacted by the balance sheet date. The amount for deferred taxes in the statement of income represents the changes in said balances during the reported period, excluding in respect of changes attributable to items carried directly to equity.

          Taxes that would apply in the event of the sale of investments in investees have not been taken into account in computing the deferred taxes, as long as it is probable that the sale of the investments in investees is not expected in the foreseeable future. Equally, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing the deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividends that triggers an additional tax liability.

                                     F - 18

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     q.   TAXES ON INCOME (CONT.)

          Deferred tax assets and deferred tax liabilities are presented in the balance sheet as non-current liabilities, respectively. Deferred taxes are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

     r.   SHARE-BASED PAYMENT TRANSACTIONS

          The Company's employees and directors are entitled to remuneration in the form of share-based payment transactions whereby employees and directors render service as consideration for equity instruments
          ("equity-settled transactions").

          Equity-settled transactions:

          The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at the grant date.
          The fair value is determined using the Black-Scholes option pricing model (see Note 20).

          The cost of equity-settled transactions is recognized in the statement of income, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees and directors become fully entitled to the award ("the vesting period").
          The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of income represents the movement in cumulative expense recognized at the beginning and end of that reported period.

          For equity-settled transactions that vest in installments, the Company treats each installment as a separate grant, which results in more compensation expense being recognized in earlier periods.

          No expense is recognized for awards that do not ultimately vest.

          If the Company modifies the conditions on which equity-instruments were granted, the minimum expense recognized is the expense as if the conditions had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee at the modification date.

          If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described in the previous paragraph.

     s.   PENSIONS AND OTHER POST EMPLOYEE BENEFITS

          The Group has several employee benefit plans:

          1.   SHORT-TERM EMPLOYEE BENEFITS:

               Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

                                     F - 19

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     s.   PENSIONS AND OTHER POST EMPLOYEE BENEFITS (Cont.)

          2.   POST-EMPLOYMENT BENEFITS

               The plans are normally financed by deposits in insurance
               companies and classified as defined contribution plans or as defined benefit plans.

               The Group has defined contribution plans pursuant to Section 14 of the Israeli Severance Pay Law under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions in the defined contribution plan in respect of severance pay or compensation are recognized as an expense when contributed simultaneously with receiving the employee's services and no additional provision is required in the financial statements.

               The Group also operates a defined benefit plan in respect of severance pay pursuant to the Israeli Severance Pay Law.
               According to the Law, employees are entitled to severance pay upon dismissal or retirement. The cost of providing benefits under this plan is determined using the projected unit credit method. The actuarial assumptions comprise future salary
               increases and rates of employee turnover based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate on Government bonds with maturity that matches the estimated term of the benefit payments.

               The Company makes current deposits in respect of its liabilities to pay compensation to certain of its employees in pension funds and insurance companies ("the plan assets").

               Actuarial gains and losses are recognized in the statement of revenues and expenses in the period in which they occur.

     t.   REVENUE RECOGNITION

          Revenues are recognized in the statements of income when the amount of revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred can be measured reliably.
          Revenues are measured at the fair value of the consideration received excluding any trade discounts or volume rebates.

          The following specific recognition criteria must also be met before revenue is recognized:

          REVENUES FROM SALE OF GOODS

          Revenue from the sale of goods is recognized when all the significant risks and rewards of ownership of the goods have passed to the buyer
          (usually on delivery of the goods) and the company has no continuing managerial involvement to the degree associated with ownership over the goods sold.

     u.   COST OF SALES

          Cost of sales includes expenses for storage and transportation of inventories to the end point of sale. Cost of sales also includes losses from impairment of inventories and provisions for slow-moving inventories.

     v.   EARNINGS (LOSSES) PER SHARE

          Earnings (losses) per share are calculated by dividing the net income
          (losses) attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the period. Basic earnings (losses) per share only include shares that were actually outstanding during the period. Potential ordinary shares (convertible securities such as employee options) are included in the computation of diluted earnings per share only when their conversion decreases earnings per share or increases loss per share. Furthermore, potential ordinary shares that are converted during the period are included in diluted earnings (losses) per share only until the conversion /
          exercise date and from that date in basic earnings (losses) per share.

                                     F - 20

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     w.   PROVISIONS

          A provision is recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of the money is material, provisions are discounted using a current pre-tax interest rate that reflects, where appropriate, the risks specific to the liability.

     x.   DISCLOSURE OF NEW IFRS IN THE PERIOD PRIOR TO THEIR ADOPTION

          1.   IAS 1 (REVISED) -PRESENTATION OF FINANCIAL STATEMENTS

               IAS 1 (Revised) requires entities to present a second statement, a separate "statement of comprehensive income" displaying other than the net income taken from the statement of income, all the items carried in the reported period directly to equity that do not result from transactions with the shareholders in their capacity as shareholders (other comprehensive income) such as adjustments arising from translating the financial statements of foreign operations, fair value adjustments of available-for-sale financial assets, changes in revaluation surplus of fixed assets and the tax effect of these items. Alternatively, the items of other comprehensive income may be displayed along with the items of the statement of income in a single statement entitled
               "statement of comprehensive income" which replaces the statement of income, while properly allocated between the Company and the minority interests. Items carried to equity resulting from transactions with the shareholders in their capacity as
               shareholders (such as capital issues, dividend distribution etc.)
               will be disclosed in the statement of changes of equity.

               IAS 1 (Revised) also prescribes that in cases of restatement of comparative figures as a result of the retroactive adoption of a change in accounting policy, the entity must include an opening balance sheet disclosing the restated comparative figures.

               IAS 1 (Revised) is effective for annual financial statements for periods beginning after January 1, 2009. Earlier application is permitted.

               The Company is evaluating whether it will have one or two
               statements.

          2.   IFRS 3 (REVISED) - BUSINESS COMBINATIONS AND IAS 27 (REVISED) -
               CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS

               IFRS 3 (Revised) and IAS 27 (Revised) ("the Standards") will be effective for annual financial statements for periods beginning on January 1, 2010.

               The principal changes expected to take place following the adoption of the Standards are:

               -    IFRS 3 currently prescribes that goodwill be measured as the excess of the cost of the purchase over the acquirer's share in the fair value of the acquiree's net identifiable assets.
                    According to the Standard goodwill may be measured at its
                    full fair value.

               -    Contingent consideration in a business combination will be initially classified as a liability or as equity. For
                    contingent consideration initially classified as a
                    liability, subsequent changes in the liability generally
                    will be recognized through profit or loss.

                                     F - 21

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     x.   DISCLOSURE OF NEW IFRS IN THE PERIOD PRIOR TO THEIR ADOPTION (CONT.)

          2.   IFRS 3 (REVISED) - BUSINESS COMBINATIONS AND IAS 27 (REVISED) -
               CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS (CONT.)

               -    Transaction costs directly attributable to the business
                    combination will be expensed as incurred.

               -    A minority interest transaction without the loss of control, whether a sale or a purchase, will be accounted for as an
                    equity transaction.

               -    A subsidiary's losses, although resulting in the
                    subsidiary's deficiency, will be allocated between the
                    parent company and minority interests, even if the minority has not guaranteed or has no contractual obligation of
                    sustaining the subsidiary or carrying out another
                    investment.

               -    Upon the loss of control of a subsidiary, the remaining
                    investment in the subsidiary, if any, will be revalued to
                    its fair value through profit and loss. This fair value will represent a new cost basis for the purpose of subsequent
                    treatment.

               The Company believes that the effect of the Standards on its financial condition, results of operations and cash flows is not expected to be material.

          3.   IFRS 2 (REVISED) - SHARE-BASED PAYMENT

               Pursuant to the IFRS 2 (Revised) ("the revised Standard"), the definition of vesting terms will only include service conditions and performance conditions and the settlement of a grant that includes non-vesting conditions by the Company or the
               counterparty, will be accounted for by way of vesting
               acceleration and not by forfeiture. The standard will be applied retrospectively to financial statements for periods starting on
               January 1, 2009. Earlier application is permitted.

               Vesting conditions include service conditions which require the counterparty to complete a specified period of service and performance conditions which require the counterparty to complete a specified period of service and specified performance targets to be met. Conditions that are other than service and performance conditions will be viewed as non-vesting conditions and must be taken into account when estimating the fair value of the
               instrument granted.

               The Company believes that the effect of the revised Standard on its financial position, operating results and cash flows is not expected be material.

          4.   IAS 38 (REVISED) - INTANGIBLE ASSETS

               Pursuant to IAS 38 (Revised), expenses incurred from advertising, marketing or promotional activities will be recognized as an expense when the company has the right to access the advertising goods or when the company receives those services. For these purposes, the activities also include production of catalogs and promotional pamphlets. Also, IAS 38 is amended to allow the unit of production amortization method is not even if it results in a lower amount of accumulated amortization than under the
               straight-line method. The Standard will be adopted
               retrospectively starting from the financial statements for periods beginning on January 1, 2009. Earlier application is permitted.

               The Company believes that the effect of the revised Standard on its financial position, operating results and cash flows is not expected be material.

                                     F - 22

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 3: BUSINESS COMBINATIONS

     ACQUISITION OF EXCELSIOR INC.

     On September 17, 2008, the Company acquired the entire business activity of
     Excelsior Inc. ("Excelsior"), a private company operating in the USA that specializes in the design and distribution of swimwear in the USA. The transaction was accounted for as business combination under IFRS 3.

     The total cost of this business combination amounted to $1,314 thousand, which included a cash payment of $300 thousand and contingent consideration payable of $1,014 thousand. The contingent consideration payable is an estimate of 10% of future sales of Excelsior in each of the two years following the acquisition. Any changes in the contingent consideration payable will be recorded as an adjustment to goodwill.

     The financial statements include the operating results of Excelsior from the date of acquisition.

     The Company has allocated the acquisition cost to the fair value of assets acquired and liabilities assumed. The fair value of the assets acquired and liabilities assume of Excelsior as of the date of acquisition is as follows:

                                      Fair
                                      Value
                                   -----------
                                 $ in thousands
                                   -----------

 Customer relationships            $    1,029
 Order backlog                            264
 Deferred tax liability                  (323)
                                   ----------

 Net assets                               970

 Goodwill                                 344
                                   ----------

Total Purchase cost                $    1,314
                                   ==========

Acquisition cost:

                                                     $ in
                                                   thousands
                                                  ----------

CASH OUTFLOW/INFLOW ON THE ACQUISITION

Cash and cash equivalents acquired
with the company at the acquisition date          $        -
Cash paid                                               (300)
                                                  ----------

Net cash flow                                     $     (300)
                                                  ==========

                                     F - 23

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 4: SHORT-TERM INVESTMENTS

                                          As of December 31,
                                        ---------------------
                                         2008           2007
                                        -------       -------
                                           $ in thousands
                                        ---------------------

a. MARKETABLE SECURITIES

    Auction Rate Securities             $ *)847       $ 1,284
    U.S corporate securities                  -         2,294
    Israeli government securities             -         2,090
                                        -------       -------

                                            847         5,668

b. BANK DEPOSITS                              -         7,063
                                        -------       -------

                                        $   847       $12,731
                                        =======       =======

*) The fair value of the Company's auction rate securities at December 31, 2008 was $847 thousands, which reflects an impairment loss of $553 to the carrying value of $1,400 thousands. The Company has recorded the impairment, according to
IAS 39, to the statement of income for the year ended December 31, 2008.

                                     F - 24

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 5: TRADE RECEIVABLES, NET

                                                          As of December 31,
                                                       ----------------------
                                                         2008          2007
                                                       --------      --------
                                                           $ in thousands
                                                       ----------------------

Trade Receivables (1)                                  $ 23,068      $ 28,506
Notes Receivable                                            378           527
                                                       --------      --------

                                                       $ 23,446      $ 29,033
                                                       ========      ========

(1) Net of  allowance for doubtful accounts            $    986      $    172
                                                       ========      ========

Impaired trade receivables are accounted for through recording an allowance for doubtful accounts.

The movement in the allowance for doubtful accounts is as follows:

                                                      $ in thousands
                                                        ----------

BALANCE AS OF JANUARY 1, 2007                           $      183

Utilized                                                       (11)
                                                        ----------

BALANCE AS OF DECEMBER 31, 2007                                172

Charge for the year                                            865
Utilized                                                       (51)
                                                        ----------

BALANCE AS OF DECEMBER 31, 2008                         $      986
                                                        ==========

At December 31, 2008, the aging analysis of the trade receivables is as follows:

                                        Past due trade receivables but not impaired with ageing of
                                    -----------------------------------------------------------------
                  Neither past due
                       (nor        Under 30   30 - 60    60 - 90     90 - 120    Over 120
                  impaired)ageing   days       days        days        days        days        Total
                      -------       -----     -------     -------     -------     -------     -------
                                                      $ in thousands
                      -------------------------------------------------------------------------------

DECEMBER 31, 2008     $18,954     $ 1,778     $   800     $   416     $   642     $   856     $23,446
                      =======     =======     =======     =======     =======     =======     =======

DECEMBER 31, 2007     $26,917     $   701     $   561     $   246     $   172     $   436     $29,033
                      =======     =======     =======     =======     =======     =======     =======

Note 6: OTHER CURRENT ASSETS

                                                          As of December 31,
                                                       ----------------------
                                                         2008           2007
                                                       ---------    ---------
                                                          $ in thousands
                                                       ----------------------

Prepaid expenses                                       $     545    $     742
Advances to suppliers                                        974          734
Government authorities                                     1,001        1,204
Accrued income                                               543          391
Current maturity of subordinated note receivable             300            -
Derivatives                                                  196          940
Other                                                        999          929
                                                       ---------    ---------

                                                       $   4,558    $   4,940
                                                       =========    =========

                                     F - 25

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 7: INVENTORIES

                         As of December 31,
                      -----------------------
                        2008           2007
                      ---------     ---------
                          $ in thousands
                      -----------------------

Raw Materials         $  12,343     $  13,324
Work in process          11,323        14,137
Finished goods            8,459         6,332
                      ---------     ---------

                      $  32,125     $  33,793
                      =========     =========

The amount of inventories write-off recognized in cost of sales is $4,523 thousand (2007 - $1,260 thousand).

Note 8: -PROPERTY, PLANT AND EQUIPMENT

     a.   Impairment of property. Plant and Equipment

          The Company has engaged a qualified independent appraiser in order to determine the fair value less costs to sell of its buildings, machinery and equipment, office furniture and equipment and leasehold improvements for the purpose of impairment examination. As a result of the aforementioned valuation, the Company recorded in 2008 an impairment loss amounting to $2,135 thousand, which was recognized as a separate line item in the statements of income. The value in use for the cash-generating unit was determined, pursuant to IAS 36, in accordance with the present value of expected cash flows, discounted using a 9.3% pre-tax discount rate. This value in use was found to be less than the fair value less costs to sell cost; hence impairment was recorded down to the fair value less costs to sell.

     b.   Composition and movement:

          2008

                                                                             Office
                                               Machinery                   furniture
                                  Land and        and            Motor        and          Leasehold
                                 buildings     equipment       vehicles     equipment     improvements      Total
                                  --------      --------       --------      --------       --------       --------
                                                                 $ in thousands
                                  ---------------------------------------------------------------------------------

COST

Balance as of January 1, 2008     $  6,665      $136,482       $    494      $  5,735       $  8,681       $158,057
Additions during the year              637         1,030              -           188            484          2,339
Reductions during the year               -           (26)             -            (8)          (422)          (456)
                                  --------      --------       --------      --------       --------       --------

Balance as of December 31,
2008                                 7,302       137,486            494         5,915          8,743        159,940
                                  --------      --------       --------      --------       --------       --------

ACCUMULATED DEPRECIATION AND
IMPAIRMENT

Balance as of January 1, 2008        1,349        72,680            437         3,979          6,634         85,079
Depreciation                           193         7,781             13           312            189          8,488
Reductions during the year               -           (20)             -             -           (211)          (231)
Impairment                             372         1,763              -             -              -          2,135
                                  --------      --------       --------      --------       --------       --------

Balance as of December 31,
2008                                 1,914        82,204            450         4,291          6,612         95,471
                                  ========      ========       ========      ========       ========       ========

DEPRECIATED COST AS OF
DECEMBER 31, 2008                 $  5,388      $ 55,282       $     44      $  1,624       $  2,131       $ 64,469
                                  ========      ========       ========      ========       ========       ========

                                     F - 26

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 8: - PROPERTY, PLANT AND EQUIPMENT (Cont.)

          b.   COMPOSITION AND MOVEMENT (Cont.)

               2007
                                                                                            Office
                                             Land and      Machinery         Motor       furniture and     Leasehold
                                             buildings   and equipment      vehicles       equipment      improvements      Total
                                             --------       --------        --------        --------        --------       --------
                                                                                $ in thousands

Cost

Balance as of January 1, 2007                $  6,366       $134,068        $    493        $  6,366        $  7,074       $154,367
Additions during the year                         299          3,693               6             414           1,607          6,019
Reductions during the year                          -         (1,279)             (5)         (1,045)              -         (2,329)
                                             --------       --------        --------        --------        --------       --------

Balance as of December 31, 2007                 6,665        136,482             494           5,735           8,681        158,057
                                             --------       --------        --------        --------        --------       --------

Accumulated depreciation

Balance as of January 1, 2007                   1,236         66,296             421           4,470           6,454         78,877
Depreciation                                      113          7,659              18             349             180          8,319
Reductions during the year                          -         (1,275)             (2)           (840)              -         (2,117)
                                             --------       --------        --------        --------        --------       --------

Balance as of December 31, 2007                 1,349         72,680             437           3,979           6,634         85,079
                                             --------       --------        --------        --------        --------       --------

Depreciated cost as of December 31, 2007     $  5,316       $ 63,802        $     57        $  1,756        $  2,047       $ 72,978
                                             ========       ========        ========        ========        ========       ========

          c.   For liens, see Note 18.

                                     F - 27

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 9: - GOODWILL AND INTANGIBLE ASSETS

                                                             Customer
                                                           relationships
                                                  Computer  and order
                                                  software   backlog    Goodwill     Total
                                                  --------   --------   --------   --------
                                                               $ in thousands
                                                  -----------------------------------------

COST

Balance as of January 1, 2007                     $  2,698   $      -   $      -      2,698
Additions - purchased separately                       288          -          -        288
                                                  --------   --------   --------   --------

Balance as of December 31, 2007                      2,986          -          -      2,986
Additions - purchased separately                       224          -          -        224
Additions - Acquisition of Excelsior activity
(Note 3)                                                 -      1,293        344      1,637
                                                  --------   --------   --------   --------

Balance as of December 31, 2008                      3,210      1,293        344      4,847
                                                  --------   --------   --------   --------

ACCUMULATED AMORTIZATION

Balance as of January 1, 2007                        2,140          -          -      2,140
Amortization                                           249          -          -        249
                                                  --------   --------   --------   --------

Balance as of December 31, 2007                      2,389          -          -      2,389
Amortization                                           251        186          -        437
                                                  --------   --------   --------   --------

Balance as of December 31, 2008                      2,640        186          -      2,826
                                                  --------   --------   --------   --------

NET BALANCE

As of December 31, 2008                           $    570   $  1,107   $    344   $  2,021
                                                  ========   ========   ========   ========

As of December 31, 2007                           $    597   $      -   $      -   $    597
                                                  ========   ========   ========   ========

AMORTIZATION EXPENSE

Amortization expense for intangible assets is classified in the statements of income as follows:

                                      For the year ended
                                         December 31
                                     -------------------
                                       2008       2007
                                     --------   --------
                                       $ in thousands
                                     -------------------

Cost of sales                        $    251   $    249
Selling and marketing expenses            186          -
                                     --------   --------

                                     $    437   $    249
                                     ========   ========

Note 10: - SUBORDINATED NOTE RECEIVABLE

          In 2006, the Company exercised its option to sell its holdings in
          AlbaHealth ("Alba"). The sale was made for consideration amounting to
          $13 million, of which $10 million was paid to the Company in cash and
          $3 million is payable to the Company on August 31, 2009 in accordance with an agreement for issuance of a subordinated note bearing market interest at LIBOR + 3%, subject to repayment of Alba's debt to a bank in the USA. The agreement was signed by Alba, Suntrust (Alba's major lender) and Tefron USA. In accordance with the agreement, Tefron USA is entitled to receive interest on the note for as long as Alba is in compliance with its credit commitments to Suntrust, as set forth in the agreement between Alba and Suntrust. In 2008, Alba failed to comply with one of the financial covenants. Therefore it was in breach of its credit commitment, and acted to replace its sources of financing.

          On December 31, 2008, Alba signed a new loan agreement with BB&T Bank.
          Suntrust and Tefron USA are also parties to this agreement, and have consented for the note to be paid in ten equal installments of $300 thousand. Payments will be made quarterly starting on October 1, 2009 and will bear interest at LIBOR + 3%.

                                     F - 28

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 11: - SHORT - TERM LOANS

     a.   COMPOSITION:

                                                    Weighted                                                 As of
                                                    Average                                                 December
                                                  Interest Rate          As of December 31, 2008            31, 2007
                                                    -------        -----------------------------------       -------
                                                  December 31,
                                                     2008          In NIS       In U.S. $       Total         Total
                                                    -------        -------       -------       -------       -------
                                                       %                           $ in thousands
                                                    -------        -------------------------------------------------

Short-term credit from banks                        2.2-6.5        $ 1,368       $ 7,955       $ 9,323       $     -
Current maturities of long-term
  loans                                                                  -         4,151         4,151         5,948
Long-term loans classified as
  current (b)                                     LIBOR + 1%             -        11,335        11,335             -
                                                                   -------       -------       -------       -------

                                                                   $ 1,368       $23,441       $24,809       $ 5,948
                                                                   =======       =======       =======       =======

     b.   In 2008 the Company failed to comply with one of its debt covenants and, therefore, in accordance with IAS 1, classified its long-term loans as current (see Note 14b).

     c.   Maturities later than the balance sheet date as of December 31, 2008:

                                                 Year 1        Year 2        Year 3       Year 4         Total
                                                -------       -------       -------       -------       -------
                                                                        $ in thousands
                                                ---------------------------------------------------------------

Short-term credit from banks                    $ 9,323       $     -       $     -       $     -       $ 9,323

Current maturities of long-term loans             4,151             -             -             -         4,151

Long-term loans classified as current (b)             -         4,151         4,151         3,033        11,335
                                                -------       -------       -------       -------       -------

Total                                           $13,474       $ 4,151       $ 4,151       $ 3,033       $24,809
                                                =======       =======       =======       =======       =======

     d.   For collateral, see Note 18.

Note 12: TRADE PAYABLES

                                       As of December 31,
                                    ---------------------
                                      2008          2007
                                    -------       -------
                                        $ in thousands
                                    ---------------------

Trade Payables (1)                  $22,953       $25,384
Notes Payable                         2,214         4,336
                                    -------       -------

                                    $25,167       $29,720
                                    =======       =======

(1) Including related parties       $     8       $   118
                                    =======       =======

                                     F - 29

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 13: OTHER CURRENT LIABILITIES

                                 As of December 31,
                                -------------------
                                 2008         2007
                                ------       ------
                                   $ in thousands
                                -------------------

Payroll accruals                $3,528       $3,608
Accrued expenses                 1,177        1,092
Tax Authorities (*)              2,111        2,280
Other current liabilities          820        1,655
                                ------       ------

                                $7,636       $8,635
                                ======       ======

     *)   In January 2009, the Company reached an agreement with the Israeli Tax
          Authorities with regard to payment of taxes in arrears by
          installments. Amounts due to be settled more than one year after the balance sheet date are presented under other non-current liabilities.

Note 14: LOANS FROM BANKS

     a.   COMPOSITION:

     AS OF DECEMBER 31, 2007

                       Weighted
                       average                   Balance net
                       Interest                  of current
                        Rate         Balance      maturities
                       -------       -------       -------
                          %              $ in thousands
                       -------       ---------------------

                       LIBOR +
Loans from banks       1.2%-2%       $19,322       $13,374
                                     =======       =======

     b.   FINANCIAL COVENANTS

          Long-term loans from banks require the Company to be in compliance with financial covenants including the following financial ratios:

               o    Shareholders' equity cannot be less than $40 million.

               o    Ratio of shareholders' equity to Total assets cannot be less than 20%.

               o    Ratio of total liabilities to banks to EBITDA cannot exceed
                    9.5.

          Furthermore, the agreements contain terms and conditions which limit the Group in making certain investments or obtaining additional loans, material sale of assets, dividend distribution or other payments to shareholders.

          Failure to comply with the aforementioned covenants enable the banks to demand immediate repayment in full of all credit extended to the
          Company.

          As of December 31, 2008, the Company was in breach of the EBITDA covenant. Therefore, the Company classified these loans as current liabilities as of December 31, 2008. Subsequent to the balance sheet date, waivers were received from all banks which confirmed to the
          Company that its failure to comply with the aforementioned financial covenants does not and shall not constitute cause for demanding immediate repayment of credit extended to the Company, subject to compliance with the financial covenants starting with the financial statements as of March 31, 2009. Furthermore, the originally specified financial covenants have not been changed.

                                     F - 30

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 15: FINANCIAL INSTRUMENTS

     a.   FINANCIAL RISKS FACTORS

     The Group's activities expose it to various financial risks such as market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Group's comprehensive risk management plan focuses on activities that reduce to a minimum any possible adverse effects on the
     Group's financial performance. The Group utilizes derivatives in order to hedge certain exposures to risks.

     Risk management is performed by a unit specifically set up for this purpose
     ("the risk management unit") in accordance with the policies approved by the Board. The risk management unit identifies, measures and manages financial risks in collaboration with the Group's operating units. The
     Board establishes documented objectives for the overall risk management activities as well as specific policies with respect to certain exposures to risks such as exchange rate risk, interest rate risk and credit risk, the use of derivative financial instruments and other financial instruments, and the investments of excess liquid positions.

     1.   FOREIGN EXCHANGE RISK:

          The Group operates in a large number of countries and is exposed to foreign exchange risk resulting from the exposure to different currencies, mainly the U.S. dollar. Foreign exchange risk arises from forward commercial transactions, recognized assets and liabilities denominated in a different currency from the functional currency and net investments in foreign operations. The risk management unit is responsible for managing the net position of each foreign currency by the use of forward exchange contracts, according to the Company's hedging policy.

          Management's policy is to hedge each month's payroll expense denominated in NIS.

          The Group also hedge forecasted net cash flows from small portion of sales of goods in Euro. The foreign exchange exposure resulting from the forecasted net cash flows is principally managed by using currency forward transactions that convert U.S. dollar loans into Euro loans.

     2.   CREDIT RISK:

          The Group has no significant concentrations of credit risk. The Group has a policy to ensure collection through sales of its products to wholesalers with an appropriate credit history and through retail sales in cash or by credit card.

          Credit risk may arise from the exposure of holding several financial instruments with a single entity or from entering into transactions with several groups of debtors with similar economic characteristics whose ability to discharge their obligations will likely be similarly affected by changes in economic or other conditions. Factors that have the potential of creating concentrations of risks consist of the nature of the debtors' activities, such as their business sector, the geographical area of their operations and the financial strength of groups of borrowers.

          The Company regularly monitors the credit extended to its customers and their general financial condition but does not require collateral as security for these receivables. The Company provides an allowance for doubtful accounts based on the factors that affect the credit risk of certain customers, past experience and other information.

                                     F - 31

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 15: FINANCIAL INSTRUMENTS (CONT.)

     a.   FINANCIAL RISKS FACTORS (CONT.)

          2.   CREDIT RISK (Cont.)

               The Company maintains cash and cash equivalents, short-term and long-term investments and other financial instruments in various financial institutions. These financial institutions are located in Israel. The Company's policy is to diversify its investments among the various institutions. According to the Company's policy, the relative credit stability of the various financial institutions is evaluated on a regular basis.

               As of December 31, 2008, cash and cash equivalents totaled $1,566 thousand,

               The Company has a subordinated note from Alba (see Note 10). The
               Group constantly monitors Alba's financial results and its compliance with the financial covenants specified by lenders, as well as the payment of periodic interest payments to the Group.
               As of December 31, 2008, Alba was in compliance with the
               financial covenants.

          3.   LIQUIDITY RISK:

               The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of overdrafts and bank loans,.

          4.   INTEREST RISK

               The Group is exposed to the risk of change in market interest rates on long-term loans from banks and from a subordinated note receivable issued which bear adjustable interest rates (the long-term loans and subordinated note are linked to the LIBOR interest rate).

     b.   CONCENTRATION OF LIQUIDITY RISK

          The table below presents the maturity profile of the Group's financial liabilities based on contractual undiscounted payments:

          AS OF DECEMBER 31, 2008

                            Less than      1 to 2        2 to 3         3 to 4
                             1 year         years         years         years         Total
                             -------       -------       -------       -------       -------
                                                    $ in thousands
                             ---------------------------------------------------------------

Loans from banks             $13,474       $ 4,151       $ 4,151       $ 3,033       $24,809
Trade payables                25,167             -             -             -        25,167
Other accounts payable         5,525             -             -             -         5,525
Other liabilities              2,111           915           394             -         3,420
                             -------       -------       -------       -------       -------
                             $46,277       $ 5,066       $ 4,545       $ 3,033       $58,921
                             =======       =======       =======       =======       =======

                                     F - 32

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 15: FINANCIAL INSTRUMENTS (Cont.)

     b.   CONCENTRATION OF LIQUIDITY RISK (Cont.)

          AS OF DECEMBER 31, 2007

                           Less than 1     1 to 2        2 to 3        3 to 4        4 to 5
                              year          years         years         years        years          Total
                             -------       -------       -------       -------       -------       -------
                                                            $ in thousands
                             -----------------------------------------------------------------------------

Loans from banks             $ 5,948       $ 5,544       $ 2,749       $ 2,749       $ 2,332       $19,322
Trade payables                29,720             -             -             -             -        29,720
Other accounts payable         6,355             -             -             -             -         6,355
Other liabilities              2,280             -             -             -             -         2,280
                             -------       -------       -------       -------       -------       -------
                             $44,303       $ 5,544       $ 2,749       $ 2,749       $ 2,332        57,677
                             =======       =======       =======       =======       =======       =======

     c.   FAIR VALUE

          The carrying amount of cash and cash equivalents, marketable securities and deposits, trade receivables, other current assets, subordinated note receivable, short - term loans and long-term loans, trade payables and other current liabilities approximate their fair value.

     d.   DERIVATIVES AND CASH FLOW HEDGING

          The Group has foreign currency denominated borrowings and forward foreign currency contracts to manage some of its transactions exposure to fluctuations in exchange rates. These forward foreign currency contracts are designated as cash flow hedge do.

          The cash flow hedge of expected future purchases in January, February and March 2009 was assessed to be highly effective, and as of December
          31, 2008, net unrealized gain amounting to $47 thousand, plus deferred tax liability amounting to $18 thousand, was included in the statements of recognized revenues and expenses.

          The cash flow hedge of expected future payroll in January 2009 was assessed to be highly effective, and as of December 31, 2008, net unrealized loss amounting to $28 thousand, plus deferred tax asset amounting to $17 thousand, was included in the statements of recognized revenues and expenses.

          The cash flow hedge of expected future sales in January-March 2009 was assessed to be highly effective, and as of December 31, 2008, net unrealized gain amounting to $4 thousand, plus deferred tax liability amounting to $1 thousand, was included in the statements of recognized revenues and expenses.

          The cash flow hedge of expected future payroll payments in January to
          June of 2008 was assessed to be highly effective, and as of December
          31, 2007, net unrealized gain amounting to $588 thousand, plus deferred tax liability amounting to $218 thousand, was included in the statements of recognized revenues and expenses.

          The cash flow hedge of expected future sales in January to November of
          2008 was assessed to be highly effective, and as of December 31, 2007, net unrealized loss amounting to $44 thousand, plus deferred tax asset amounting to $16 thousand, was included in the statements of recognized revenues and expenses.

                                     F - 33

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 15: FINANCIAL INSTRUMENTS (Cont.)

     d.   DERIVATIVES AND CASH FLOW HEDGING (Cont.)

          The following are details of the Group's financial derivatives:

                                         Exercise / expiration       Par value ($     Fair value
                                                 date               in thousands)   $ in thousands
                                           ----------------            ------         -------
 December 31, 2008

 Forward transactions purchased, net       Jan. - Jun. 2009             13,483            283
                                                                       =======        =======

 Options purchased:
 Call options                              Jan. - Feb. 2009             (2,000)           (88)
                                                                       =======        =======

 Put options                               Jan. - Feb. 2009              2,000              1
                                                                       =======        =======

 December 31, 2007
 Forward transactions purchased, net       Jan. 2008 - Jan. 2009        24,023            129
                                                                       =======        =======

 Call options                              Jan. - July 2008             (4,500)            (1)
                                                                       =======        =======
 Options sold:
 Put options                               Jan. - July 2008             13,896            812
                                                                       =======        =======

     e.   SENSITIVITY TESTS RELATING TO CHANGES IN MARKET FACTORS

          Changes in interest rates for financial liabilities as of December 31 would have increased (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax implications.

               Sensitivity test to changes in
                       interest rates
                   ----------------------
                  Gain (loss) from change
                   ----------------------
              1% increase in    1% decrease in
                  interest         interest
                   -----            -----
                       $ in thousands
                   ----------------------

        2008       $(217)           $ 217
                   =====            =====

        2007       $(231)           $ 231
                   =====            =====

          Changes in NIS exchange rates as of December 31 would have increased
          (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax implications.

                Sensitivity test to fluctuations
                      in NIS exchange rate
                      ---------------------
                     Gain (loss) from change
                      ---------------------
                  1% increase in   1% decrease in
                  exchange rate    exchange rate
                      -----           -----
                         $ in thousands
                      ---------------------

        2008          $(170)          $ 170
                      =====           =====

        2007          $(145)          $ 145
                      =====           =====

                                     F - 34

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 15: FINANCIAL INSTRUMENTS (Cont.)

     e.   SENSITIVITY TESTS RELATING TO CHANGES IN MARKET FACTORS (Cont.)

          Changes in NIS exchange rates as of December 31 would have increased
          (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax implications.

                                                                              Gain (loss) from change
                                                                               --------------------
                                                                          1% increase in  1% decrease in
                                                                          market factor   market factor
                                                                               -----          -----
                          Foreign Currency                                       $ in thousands
---------------------------------------------------------------------          --------------------

                      US DOLLAR

- 2008                 In respect of forwards transactions and options          (100)           100

- 2007                 In respect of forwards transactions and options           (35)            35

                       EURO

- 2008                 In respect of forward transactions                         35            (35)

- 2007                 In respect of forward transactions                        (25)            25

          Sensitivity tests and principal work assumptions:

          The selected changes in the relevant risk variables were determined based on management's estimate as to reasonable possible changes in these risk variables.

          The Company has performed sensitivity tests of principal market risk factors that are liable to affect its reported operating results or financial position. The sensitivity tests present the profit or loss and/or change in equity (before tax) in respect of each financial instrument for the relevant risk variable chosen for that instrument as of each reporting date. The test of risk factors was determined based on the materiality of the exposure of the operating results or financial condition of each risk with reference to the operating currency and assuming that all the other variables are constant.

          The Group is not exposed to interest risk in respect of long-term loans with fixed interest.

          The sensitivity test for long-term loans with variable interest was only performed on the variable component of interest.

                                     F - 35

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 15: FINANCIAL INSTRUMENTS (Cont.)

     f.   CAPITAL MANAGEMENT IN THE COMPANY

          The Company's capital management objectives are:

          1.   To preserve the Group's ability to ensure business continuity, thereby generating return for shareholders, investors and other interested parties.

          2.   To ensure adequate return for the shareholders by pricing goods and services in accordance with the level of risk associate with
               Group business.

          The Company strives to achieve return on equity as is acceptable within the industry and markets in which the Company operates. This return is subject to change, depending on market factors in the
          Company's industry and business environment. The Company is under a minimal equity requirement of $40 million in accordance with financial covenants included in bank loans agreements; the Company is not required to achieve a certain level of return on equity. In 2008 the
          Company recorded negative return on equity, and in 2007 it recorded a
          1% return on equity.

          In respect of loans from banks (see also Note 14), the Company is required to comply with financial covenants, including the ratio of equity to total assets cannot be less then 20%. The company is in compliance with the required financial ratio.

          The Company acts to achieve a capital return at a level that is customary in the industry and markets in which the Company operates.
          This return is subject to changes depending on market factors in the
          Company's industry and business environment.

Note 16: EMPLOYEE BENEFITS

     Employee benefits consist of short-term benefits and post-employment benefits.

     a.   POST-EMPLOYMENT BENEFITS

          According to the labor laws and Severance Pay Law in Israel, the
          Company is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to Section 14 to the Severance Pay Law, as specified below. The Company's liability is accounted for as a post-employment benefit. The computation of the Company's employee benefit liability is made in accordance with a valid employment contract based on the employee's salary and employment term which establish the entitlement to receive the compensation.

          The post-employment employee benefits are normally financed by contributions classified as defined contribution plans or as defined benefit plans as detailed below.

     b.   DEFINED CONTRIBUTION PLANS

          Section 14 of the Severance Pay Act, 1963 in Israel applies to part of the compensation payments, pursuant to which the fixed contributions paid by the Group into pension funds and/or policies of insurance companies release the Group from any additional liability to employees for whom such contributions were made. These contributions and contributions for compensation represent defined contribution plans.

                                                             For the year ended
                                                                December 31
                                                           ----------------------
                                                            2008            2007
                                                           ------          ------
                                                              $ in thousands
                                                           ----------------------

Expenses in respect of defined contribution plans          $2,444          $2,123
                                                           ======          ======

                                     F - 36

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 16: ASSETS AND LIABILITIES IN RESPECT OF EMPLOYEE BENEFITS (Cont.)

     c.   DEFINED BENEFIT PLANS

          The Group accounts for that part of the payment of compensation that is not covered by contributions in defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Group contributes amounts in central severance pay funds and in qualifying insurance policies.

          1.   EXPENSES CHARGED TO THE STATEMENTS OF INCOME:

                                                                 For the year ended
                                                                    December 31
                                                               ---------------------
                                                               2008             2007
                                                               -----           -----
                                                                  $ in thousands
                                                               ---------------------

Current service cost                                           $ 382           $ 319
Interest cost on benefit obligation                              143             126
Expected return on plan assets                                   (55)            (43)
Other                                                           (121)            (82)
                                                               -----           -----

Total expenses in respect of employee benefits                 $ 349           $ 320
                                                               =====           =====

Actual return on plan assets                                   $  10           $  43
                                                               =====           =====

Expenses presented in the statements of income are as
follows:

Cost of sales                                                  $ 100           $ 194
Sales and marketing expenses                                     115              42
General and administrative expenses                              134              84
                                                               -----           -----

                                                               $ 349           $ 320
                                                               =====           =====

          2.   PLAN ASSETS (LIABILITIES), NET

                                       As of December 31,
                                    -------------------------
                                      2008              2007
                                    -------           -------
                                         $ in thousands
                                    -------------------------

Defined benefit obligation          $(3,098)          $(2,425)
Fair value of plan assets               929               940
                                    -------           -------

Total liabilities, net              $(2,169)          $(1,485)
                                    =======           =======

          3.   CHANGES IN PRESENT VALUE OF DEFINED BENEFIT OBLIGATION

                                     2008              2007
                                   -------           -------
                                        $ in thousands
                                   -------------------------

Balance as of January 1            $ 2,425           $ 2,177

Interest expenses                      143               126
Current service cost                   382               319
Benefits paid                         (574)             (412)
Net actuarial loss                     222                 -
Exchange rate differences              500               215
                                   -------           -------

Balance as of December 31          $ 3,098           $ 2,425
                                   =======           =======

          4.   PLAN ASSETS

               a)   PLAN ASSETS

                    Plan assets include assets held by a long-term employee
                    benefit fund and by qualifying insurance policies.

                                     F - 37

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 16: ASSETS AND LIABILITIES IN RESPECT OF EMPLOYEE BENEFITS (Cont.)

     c.   DEFINED BENEFIT PLANS (Cont.)

          4.   PLAN ASSETS (Cont.)

               b)   MOVEMENT IN FAIR VALUE OF PLAN ASSETS

                                            2008             2007
                                            -----           -----
                                               $ in thousands
                                            ---------------------

Balance as of January 1                     $ 940           $ 764

Expected return                                55              43
Employer contributions to the plan            118             126
Benefits paid                                (152)            (74)
Net actuarial loss                            (42)              -
Exchange rate differentials                    10              81
                                            -----           -----

Balance as of December 31                   $ 929           $ 940
                                            =====           =====

          5.   PRINCIPAL ASSUMPTIONS USED IN DETERMINING THE DEFINED BENEFIT
               PLAN

                                          2008            2007
                                        -------          -------
                                                   %
                                        ------------------------

Discount Rate                           3.9-4.6          6.1-6.3
                                        =======          =======

Expected return on plan assets            5-6.7            5-6.7
                                        =======          =======

Expected salary increase rate                 0                0
                                        =======          =======

Note 17: INCOME TAXES

     a.   TAX LAWS APPLICABLE TO GROUP COMPANIES

          The Company is subject to provisions of Income Tax Regulations (Rules for bookkeeping by foreign investment companies and certain partnerships and determination of taxable revenue), 1986. In accordance with the aforementioned regulations, the Company files its income tax returns in USD.

          TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL
          INVESTMENT, 1959 ("THE LAW")

          Some of the Israeli subsidiaries have "approved enterprise" status under the law for the ENCOURAGEMENT OF CAPITAL INVESTMENT, 1959.
          According to the Law, revenues from the approved enterprises, during the ten years from the first year the approved enterprise earns taxable income, provided that 14 years have not passed since the approval was granted or 12 years have not passed since the enterprise began operating, whichever is earlier ("benefit period"), will be taxed at reduced tax rate of between 10% and 25% (in accordance with the rate of foreign investments in the company). A company, in which foreign investments exceed 25%, is entitled to a 10-year benefit period. Approval letters dated January 1997 or later are entitled to a tax exemption in the first two years of the benefit period. The aforementioned benefit period has yet to start. The benefit period of the first approved investment of the Company has ended, and as such income derived from that investment is taxable at the regular corporate tax rate in Israel. The ratio of the revenue derived from these investments is calculated according to growth in Company sales over and above sales before the beginning of these investments.
          Shareholders are taxed at a 15% tax rate (withheld) on dividends distributed from revenues from the approved operations, and at a 25%
          tax rate on dividends distributed from revenues from other sources, unless otherwise stipulated by tax treaties. The Company's third plan is in accordance with Amendment 60 of the Law ("the Amendment"), under the alternative track. Under the alternative track, the benefit period start date is from the year in which taxable revenue is first generated by the approved enterprise, provided that less than 12 years have elapsed since the start of the elective year.

                                     F - 38

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 17: INCOME TAXES (Cont.)

     a.   TAX LAWS APPLICABLE TO GROUP COMPANIES (Cont.)

          The Hi-Tex enterprise has elected 2007 as its elective year.
          Furthermore, on June 30, 2008 an application for a pre-ruling was filed with the Income Tax Professional Department, requesting beneficiary enterprise status and determination of 2007 as the elective year. To date, response from the Tax Authorities has yet to be received. Macro has elected 2007 as the elective year under the alternative track, pursuant to the amendment to the law.

          THE LAW FOR ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

          The Company and its subsidiaries in Israel are "industrial companies"
          in conformity with the Industry Promotion Act (Taxes), 1969. The principal benefits to which the companies are entitled under this Act are accelerated depreciation on property, plant and equipment, preparing a consolidated tax return and allowed deduction for tax purposes, over a three year period, of costs incurred in listing shares for trading.

          CAPITAL GAINS/LOSSES

          Under provisions of the Israeli Income Tax Ordinance (Amendment 132),
          2003 (the "Reform Act"), a reduced tax rate of 25% applies to capital gains realized after January 1, 2003 instead of the normal tax rate.
          When selling assets acquired prior to the effective date of the
          "Reform Act", the reduced tax rate shall apply only to the part of the gain made after the "Reform Act" came into effect, to be calculated as set forth in the act. Furthermore, the "Reform Act" stipulates that carry-forward capital losses for tax purposes may be offset against capital gains with no time limits. The Reform Act also sets forth the option to offset capital losses from sale of assets outside Israel against capital gains in Israel.

     b.   TAX RATES APPLICABLE TO GROUP TAXABLE INCOME

          In June 2004 the Knesset Israeli Parlament passed Israeli Income Tax
          Ordinance (Amendment 140 and temporary regulations), 2004 and on July
          25, 2005 the Knesset also passed Israeli Income Tax Ordinance
          (Amendment 147), 2005 - which stipulate that the corporate tax rate in
          Israel shall be gradually reduced as follows: 2004 - 35%, 2005 -- 34%,
          2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 onwards - 25%.

          The tax rate applicable to a subsidiary in the USA is 34%.

          El Masira is incorporated in the Free Trade Zone in Jordan, and is taxed according to tax laws applicable in Jordan. The statutory tax rate in the Free Trade Zone in Jordan, for the industry in which the
          Group is engaged, is 0%.

     c.   FINALIZED TAX ASSESSMENTS

          The company and its subsidiaries operating in Israel have finalized tax assessments through 2004. Major subsidiaries operating outside
          Israel have finalized tax assessments through 2003.

     d.   TAX LOSS CARRY FORWARDS AND OTHER TEMPORARY DIFFERENCES

          The Company's subsidiary in Israel has tax loss carry forwards as of
          December 31, 2008 amounting to $21,544 thousand, which may be used over an unlimited period. In respect of said balances and other deductible temporary differences relating to employee benefits and provision for doubtful accounts, the Company recorded in its financial statements deferred tax assets amounting to $6,557 thousand. This deferred tax asset was made in view of expected utilization of taxable temporary differences relating to fixed assets. Furthermore, a subsidiary in the USA has tax loss carry forwards amounting to $13,281 thousand as of December 31, 2008. The Company estimates that these losses cannot be utilized; hence no deferred tax asset has been recognized.

                                     F - 39

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 17: INCOME TAXES (Cont.)

     e.   DEFERRED TAXES

          Composition:

                                                    Balance Sheet                      Statements of income
                                              ---------------------------           ---------------------------
                                                                                        For the year ended
                                                     December 31                           December 31
                                              ---------------------------           ---------------------------
                                                2008               2007               2008               2007
                                              --------           --------           --------           --------
                                                                       $ in thousands
                                              -----------------------------------------------------------------

DEFERRED TAX LIABILITIES

Property, plant and equipment                 $(13,169)          $(13,045)          $   (272)          $    (96)
Cash flow hedging transactions                      (8)              (165)                 -                  -
Acquisition of Excelsior                          (277)                 -                 46                  -
                                              --------           --------
                                               (13,454)           (13,210)
                                              --------           --------
DEFERRED TAX ASSETS

Carry-forward tax losses                         5,390                369              5,021                161
Allowance for doubtful accounts                    241                 25                216                (11)
Employee benefits                                  860                618                242                (85)
Actuarial loss in respect of defined
benefit plan                                        66                  -                  -                  -
                                              --------           --------

                                                 6,557              1,012
                                              --------           --------           --------           --------
Deferred tax benefit (expenses)                                                     $  5,253           $    (31)
                                                                                    ========           ========

Deferred tax liabilities, net                 $ (6,897)          $(12,198)
                                              ========           ========

          Deferred taxes are presented in the balance sheet as follows:

                                        December 31
                                 ---------------------------
                                   2008               2007
                                 --------           --------
                                        $ in thousands
                                 ---------------------------

Non-current liabilities          $ (6,897)          $(12,198)
                                 ========           ========

          DEFERRED TAXES IN RESPECT OF ITEMS CARRIED TO EQUITY

          The amount of deferred taxes carried to equity in respect of:

                                                                December 31
                                                           ---------------------
                                                           2008             2007
                                                           -----           -----
                                                              $ in thousands
                                                           ---------------------

Actuarial loss in respect of defined benefit plan          $  66           $   -
Gain in respect of cash flow hedging transactions             (8)           (165)
                                                           -----           -----
                                                           $  58           $(165)
                                                           =====           =====

     f.   INCOME TAX BENEFIT (EXPENSE) INCLUDED IN STATEMENTS OF INCOME

                                                     For the year ended
                                                        December 31
                                                 -------------------------
                                                   2008              2007
                                                 -------           -------
                                                       $ in thousands
                                                 -------------------------

Deferred taxes, see also (e) above               $ 5,253           $   (31)
Tax settlement relating to a prior year             (576)               66
                                                 -------           -------

                                                 $ 4,677           $    35
                                                 =======           =======

          The Company does not intend to distribute dividends which would create a tax liability for its revenues from an "approved enterprise".

                                     F - 40

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 17: INCOME TAXES (Cont.)

     g.   RATE RECONCILIATION

          A reconciliation of tax (benefit) expense, between the Israel statutory tax rate of 27% in 2008 and 29% in 2007 and the Company's effective tax rate is as follows:

                                                                        For the year ended
                                                                           December 31
                                                                   ----------------------------
                                                                     2008                2007
                                                                   --------            --------
                                                                         $ in thousands
                                                                   ----------------------------

(Loss) income before taxes                                         $(22,256)           $    547
                                                                   ========            ========

Tax (benefit) expense calculated using statutory tax rate            (6,009)                159

Non tax-deductible expenses                                             379                 105
Impairment loss for ARS                                                 146                   -
Tax settlement relating to a prior year                                 576                 (66)
Others                                                                  231                (233)
                                                                   --------            --------

Taxes (benefit) expense                                            $ (4,677)           $    (35)
                                                                   ========            ========

Effective tax rate                                                     21.0%               (6.4)%
                                                                   ========            ========

Note 18: CONTINGENT LIABILITIES, CONTRACTS AND LIENS

     a.   CONTINGENCIES

          1.   LEGAL PROCEEDINGS

               On November 15, 2006, a former employee of the Company filed claims with the District Court and with the Labor Court against the Company, a serving Board member of the Company and two former
               Board members of the Company. The plaintiff was convicted and jailed in Egypt in November 1996 on charges of spying, while in
               Egypt on Company business. The plaintiff claims a direct link exists between his arrest in Egypt and his employment by the
               Company in Egypt. The claim filed with the District Court and with the Labor Court amounts to $2,000 thousand.

               Group management estimates, based on the opinion of legal
               counsel, that the claim is without merit, hence no provision was made for this claim.

               Except as provided above, there are no material pending legal proceedings, other than litigation incidental in the ordinary course of business to which the Company or any of its
               subsidiaries are subject.

                                     F - 41

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 18: CONTINGENT LIABILITIES, CONTRACTS AND LIENS (Cont.)

     b.   CONTRACTS

          COMMITMENT TO MAKE RENT PAYMENTS

          The facilities of the Company and most of its subsidiaries are located in buildings leased for various terms ending between 2012 and 2024, including renewal options.

          The aggregate minimum rent commitments under non-cancelable leases as of December 31 are as follows:

                       2008              2007
                      -------          -------
                          $ in thousands
                      ------------------------

Year 1                $ 3,231          $ 3,108
Years 2 to 5            7,282            8,431
                      -------          -------

                      $10,513          $11,539
                      =======          =======

     c.   LIENS

          1.   All liabilities to bank are secured by a floating lien on the
               Company's existing and future assets, which permits the Company to dispose of assets in the normal course of business, on all assets of the Company and its subsidiaries.

          2.   To secure compliance with conditions of the "approved enterprise"
               status granted to the Company and its subsidiaries pursuant to the Capital Investment Promotion Act, 1959, the Company and its
               subsidiaries have pledged floating liens up to an unlimited amount on all their assets in favor of the State of Israel.

Note 19: SHAREHOLDERS' EQUITY

     a.   REVERSE SPLIT OF COMPANY SHARES

          On January 20, 2009, a special General Meeting approved a reverse split of Company share capital, such that each 10 ordinary shares of
          NIS 1 par value each would be converted into one ordinary share of NIS
          10 par value. The effective date for this reverse split was January
          22, 2009 at trading start on the Tel Aviv Stock Exchange. Earnings
          (loss) per share have been retrospectively adjusted in the Company's financial statements.

     b.   SHARE CAPITAL COMPOSITION

                                                         December 31, 2008 and 2007
                                               --------------------------------------------------
                                               Authorized            Issued            Outstanding
                                               ----------          ----------          ----------
                                                                Number of shares
                                               --------------------------------------------------

Ordinary shares, NIS 1 par value each          49,995,500          22,200,386          21,202,986
                                               ==========          ==========          ==========

     c.   RIGHTS CONFERRED BY SHARES

          ORDINARY SHARES

          1.   Voting rights at the General Meeting, right to dividends, rights upon liquidation of the Company and right to appoint Company
               Board members.

          2.   Traded on the Tel Aviv Stock Exchange.

                                     F - 42

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 19: SHAREHOLDERS' EQUITY (Cont.)

     c.   RIGHTS CONFERRED BY SHARES (Cont.)

          3.   On December 22, 2008, Company shares were suspended from trading on the New York Stock Exchange (NYSE) for failure to meet
               quantitative listing conditions, which include a requirement of average market capitalization of no less than $25 million over a period of 30 trading days. Shortly afterwards, Company shares started being traded on the OTC.

     d.   TREASURY SHARES

          As of the balance sheet date, Tefron Holdings (98) Ltd., a wholly-owned subsidiary of the Company, holds 997,400 Company shares, which constitute 4.49% of Company shares and whose cost is $7,408 thousand.

     e.   DIVIDENDS PAID

          On April 2, 2008, the Company declared a cash dividend to Company shareholders as of April 14, 2008 ("the effective date"). The amount included in the statement of changes to shareholders' equity, amounting to $8,000 thousand, reflects a dividend of $0.377 per share outstanding on the dividend declaration date. The dividend was distributed on May 1, 2008.

     f.   SHAREHOLDERS' EQUITY MOVEMENTS

                                                         Additional                                            Total
                                          Share           paid-in       Accumulated         Treasury        shareholders'
                                         Capital          capital          deficit           shares            equity
                                         -------          -------          -------           -------           -------
                                                                       $ in thousands
                                         -----------------------------------------------------------------------------

BALANCE AS OF JANUARY 1, 2007              7,411          102,100          (18,489)           (7,408)           83,614

Exercise of stock options                      5               87                -                 -                92
Exercise of traded options                   102            4,188                -                 -             4,290
Share-based payment                            -              489                -                 -               489
Total revenues recognized                      -                -              895                 -               895
                                         -------          -------          -------           -------           -------

BALANCE AS OF DECEMBER 31, 2007            7,518          106,864          (17,594)           (7,408)           89,380
                                         =======          =======          =======           =======           =======

                                     F - 43

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 19: SHAREHOLDERS' EQUITY (Cont.)

     f.   SHAREHOLDERS' EQUITY MOVEMENTS (Cont.)

                                           Additional                                             Total
                            Share           paid-in        Accumulated        Treasury        shareholders'       Minority           Total
                           Capital          capital          deficit           shares            equity           interest          equity
                           -------          -------          -------           -------           -------           -------          -------
                                                                         $ in thousands
                           ----------------------------------------------------------------------------------------------------------------

BALANCE AS OF
JANUARY 1, 2008              7,518          106,864          (17,594)           (7,408)           89,380                 -           89,380

Share-based
payment                          -              240                -                 -               240               247              487
Dividends paid                   -                -           (8,000)                -            (8,000)                -           (8,000)
Total expenses
recognized                       -                -          (18,122)                -           (18,122)                -          (18,122)
                           -------          -------          -------           -------           -------           -------          -------

BALANCE AS OF
DECEMBER 31, 2008            7,518          107,104          (43,716)           (7,408)           63,498               247           63,745
                           =======          =======          =======           =======           =======           =======          =======

Note 20: SHARE-BASED PAYMENT

     a.   EXPENSE RECOGNIZED IN FINANCIAL STATEMENTS FROM SHARE-BASED PAYMENT

          The expense recognized in the Company's financial statements for services rendered by its employees and Board members is presented in the following table:

                                                                                  For the year ended
                                                                                      December 31
                                                                                 -------------------
                                                                                  2008         2007
                                                                                 -------      ------
                                                                                    $ in thousands
                                                                                 -------------------

Compensation related to options granted to employees and directors                 487          489
                                                                                   ---          ---

Total share-based payment expense                                                  487          489
                                                                                   ===          ===

          Share-based payment transactions granted by the Company to its employee are described below. In 2007 a change was made in the benefit plan for the Company's former CEO - see section b2a below. In 2008, there were no modifications or cancellations.

     b.   SHARE-BASED PAYMENT PLAN TO COMPANY EMPLOYEES

          1.   STOCK OPTION PLAN FOR COMPANY EMPLOYEES

               In September 1997, the Company's Board of Directors adopted a stock option plan in which options to acquire 1,166,049 ordinary shares would be granted to Board members, executives, employees and consultants of the Company. At a shareholders meeting in
               August 1999, July 2001 and March 2004, it was resolved to
               increase the number of shares issued under the stock option plan by 600,000, 500,000 and 446,274 ordinary shares, respectively.
               The exercise price for options yet to be granted would be
               determined by the Company's Board of Directors. Most of the options vest after 3 to 4 years, and are due to expire 10 years after their grant date, or upon termination of employment. The term of the option plan was originally 10 years, and was extended on March 2008 for an additional 10 years, through March 1, 2018.

                                     F - 44

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 20: SHARE-BASED PAYMENT (Cont.)

     b.   SHARE-BASED PAYMENT PLAN TO COMPANY MANAGERS AND EMPLOYEES (Cont.)

          2.   STOCK OPTIONS FOR COMPANY'S CEO AND FORMER CEO

               a.   In April 2004, the Company granted its former CEO (back then acting CEO) 650,000 options which may be exercised at an
                    exercise price of $4.25 per share. The options vest in equal installments over a four-year period starting in January
                    2004 and expire 10 years from the grant date. The market
                    price of the Company’s shares on the grant date was
                    $5.85. The Company recorded compensation expense of $110
                    thousand and $0 thousand in 2007 and 2008, respectively.
                    This expense was presented in the statements of income under
                    "general and administrative expenses". The agreement
                    includes adjustment of the option exercise price in case of dividend distribution, by an amount equal to the dividend
                    per share. This adjustment would apply to options which
                    could not be exercised upon the dividend distribution date, whether because of non-vesting of the options or in case of compliance with Section 102 of the Israeli Income Tax
                    Ordinance. In the third quarter of 2007, the Company’s
                    Board of Directors approved an amendment to the agreement, whereby the exercise price adjustment upon dividend
                    distribution would apply in all cases to all 650,000
                    options, through October 22, 2008, whether or not the
                    options have vested by that date for dividends distributed through October 22, 2008. This approval is effective
                    retrospectively since October 2006. Consequent to the
                    amendment to the agreement, the Company recorded an
                    additional expense in its 2007 financial statements,
                    amounting to $262 thousand.

               b.   On December 18, 2008, the Company granted its CEO 300,000
                    options which may be exercised at an exercise price of $4.00 per share. The options vest in installments over three years starting on September 1, 2008 and expire 10 years from the grant date or 24 months from termination of employment,
                    whichever is sooner. The market price of the Company's
                    shares on the grant date was $0.33. The fair value of the
                    aforementioned stock option grant amounts to $4 thousand.
                    Therefore, the Company recorded expenses amounting to $1
                    thousand in 2008. This expense was presented in the
                    statements of income under "general and administrative
                    expenses".

          3.   STOCK OPTIONS FOR THE CHAIRMAN OF THE BOARD OF DIRECTORS

               In July 2008, the Company granted the Chairman of the Board of
               Directors 300,000 options which may be exercised at an exercise price of $2.07 per share. The options vest in installments over a three-year period starting in July 2008 and expire 5 years from the grant date. The market price of the Company's shares on the grant date was $2.07. The fair value of the aforementioned stock option grant amounts to $270 thousand. Therefore, the Company recorded expenses amounting to $72 thousand in 2008. This expense was presented in the statements of income under "general and administrative expenses".

          4.   STOCK OPTIONS GRANTED TO AN EMPLOYEE OF A WHOLLY-OWNED SUBSIDIARY

               On June 11, 2008, the Company granted to an employee of a
               subsidiary options to purchase 62,800 shares of the subsidiary at an exercise price of $11.94 per share. All of these options vested immediately and could be exercised as of the grant date.
               The options expire four years from the grant date. The Company recorded expense amounting to $247 thousand in the statements of income in 2008. This expense is presented under "general and administrative expenses". The corresponding credit was classified as minority interest in the consolidated balance sheet.

               The fair value of the options was estimated at the grant date using the Black-Scholes option-pricing model using the following assumptions: Volatility - 49.1%, Risk-free interest rate - 3.8%,
               Exercise price - $11.94, Share price - $11.3, Dividend yield -
               0%, expected life - 3.5 years.

                                     F - 45

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 20: SHARE-BASED PAYMENT (Cont.)

     c.   MOVEMENT DURING THE YEAR

          The following table illustrates the number and weighted average exercise price of, and movements in stock options over shares in the
          Company (see Note 20b.4 for options granted over shares in a wholly-owned subsidiary of the Company) during the year:

                                                         2008                         2007
                                              --------------------------    --------------------------
                                                               Weighted                      Weighted
                                                               average                       average
                                               Number of     exercise price  Number of    exercise price
                                             stock options       ($)       stock options        ($)
                                              ----------      ----------    ----------      ----------

Outstanding at January 1                       1,397,030            5.03     1,830,875            5.24
Granted during the year                          600,000            3.04             -               -
Forfeited or expired during the year             (38,457)           4.50      (411,512)           5.03
Exercised during the year                              -               -       (22,333)           4.28
                                              ----------      ----------    ----------      ----------

Outstanding at December 31                     1,958,573            4.61     1,397,030            5.03
                                              ==========      ==========    ==========      ==========
Exercisable at December 31                     1,135,363            4.90     1,232,030            4.79
                                              ==========      ==========    ==========      ==========

     d.   The weighted average remaining contractual term of the stock options as of December 31, 2008 is approximately 3.5 years (2007 - 3.6 years).

     e.   The range of exercise prices of the stock options as of December 31,
          2008 was $2.1-$15.0 (2007 - $3.5-$15.0).

     f.   MEASURING FAIR VALUE OF OPTIONS GRANTED

          The fair value of stock options granted is estimated at the date of grant using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the year ended
          December 31, 2008 (no options were granted in 2007):

                                                                  2008
                                                             ---------------

          Dividend yield (%)                                      0.0%
          Expected volatility (%)                                55.0%
          Risk-free interest rate (%)                             3.9%
          Expected life of option (years)                         3.5
          Weighted average share price ($)                      $ 3.0

          The expected life is based on historical data and is not necessarily inductive of future exercise behavior.

          The expected volatility reflects the assumption that historical volatility over a period similar to the life of the options is indicator of future trends which may also not necessarily be the actual outcome.

                                     F - 46

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 21: - SUPPLEMENTARY INFORMATION TO STATEMENTS OF INCOME ITEMS

                                                                                        For the year ended
                                                                                            December 31
                                                                                     --------------------------
                                                                                       2008              2007
                                                                                     --------          --------
                                                                                           $ in thousands
                                                                                     --------------------------

a.   COST OF SALES (*)

     Materials (**)                                                                  $ 93,705          $ 75,694
     Payroll and benefits                                                              26,193            24,776
     Sub-contracted work                                                               18,432            16,254
     Depreciation                                                                       8,488             8,319
     Other production expenses                                                         20,052            18,491
                                                                                     --------          --------
                                                                                      166,870           143,534

     Decrease (increase) in work-in-progress and finished goods inventories               687            (4,389)
                                                                                     --------          --------

                                                                                     $167,557          $139,145
                                                                                     ========          ========
     (*) Including development cost                                                  $  8,058          $  7,053
                                                                                     ========          ========
     (**) Including provision for inventories write off                              $  4,523          $  1,260
                                                                                     ========          ========

b.   SALES AND MARKETING EXPENSES

     Payroll and benefits                                                            $  5,831          $  5,025
     Shipping, export and distribution                                                  6,336             3,921
     Overseas office maintenance                                                        1,095               880
     Others                                                                             3,697             2,617
                                                                                     --------          --------

                                                                                     $ 16,959          $ 12,443
                                                                                     ========          ========

c.   GENERAL AND ADMINISTRATIVE EXPENSES

     Payroll and benefits                                                            $  3,264          $  2,450
     Office maintenance                                                                   535               508
     Consulting                                                                         1,109             1,528
     Allowance for doubtful accounts                                                      814               (11)
     Others                                                                               684               715
                                                                                     --------          --------

                                                                                     $  6,406          $  5,190
                                                                                     ========          ========

d.   Loss due to impairment of property, plant and equipment                         $  2,135          $      -
                                                                                     ========          ========
e.   FINANCIAL INCOME (EXPENSES)

     FINANCIAL INCOME

     Interest income from bank deposits                                              $    102          $  1,213
     Realized gain from financial assets available for sale                               200                31
     Net foreign exchange gain                                                             17                 -
     Realized gain from cash flow hedges                                                    -               157
                                                                                     --------          --------

                                                                                     $    319          $  1,401
                                                                                     ========          ========
     FINANCIAL EXPENSES
     Financial expenses in respect of short-term credit                              $    402          $    183
     Interest expense on financial liabilities measured at amortized cost               1,126             1,574
     Net foreign exchange loss                                                              -               593
     Impairment of investments and marketable securities                                  553                 -
     Bank expenses, hedging-related expenses and other expenses                         1,266               340
                                                                                     --------          --------
                                                                                     $  3,347          $  2,690
                                                                                     ========          ========

                                     F - 47

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 22: EARNINGS (LOSS) PER SHARE

     a.   DETAILS OF NUMBER OF SHARES AND EARNINGS (LOSS) USED TO CALCULATE
          EARNINGS (LOSS) PER SHARE:

                                                                       For the year ended December 31,
                                                       ----------------------------------------------------------------
                                                                  2008                                  2007
                                                       ---------------------------           --------------------------
                                                                            Loss                                 Net
                                                                        attributed to                          income
                                                       Weighted            equity                             attributed
                                                        average          holders of          Weighted         to equity
                                                       number of            the           average number      holders of
                                                        shares             parent            of shares        the parent
                                                       --------           --------           --------          --------
                                                      Thousands        $ in thousands        Thousands      $ in thousands
                                                       --------           --------           --------          --------

Amounts used in calculation of basic earnings
(loss) per share                                          2,120           $(17,579)             2,119          $    582
                                                       ========           ========           ========          ========

Impact of potentially dilutive ordinary
shares Amounts used in calculation of
diluted earnings (loss) per share                             -                  -                 44                 -
                                                       --------           --------           --------          --------
                                                          2,120           $(17,579)             2,163          $    582
                                                       ========           ========           ========          ========

     b.   In calculating diluted earnings (loss) per share in 2008, potentially dilutive ordinary shares (stock options), were not taken into account since their affect was anti-dilutive. In 2007, diluted earnings per share included the dilutive affect of 43,799 stock options.

     c.   The calculation of basic and diluted earnings (loss) per share reflects the affect of the reverse-split, see Note 19a.

Note 23: OPERATING SEGMENTS

     a.   GENERAL

          Group companies are engaged in two business segments:

          Seamless apparel ("Seamless")  - Design, development, manufacturing and sale of intimate apparel and
                                           active wear using the "seamless"
                                           method.

          Knitted apparel ("Cut & Sew")  - Design, development, manufacturing and sale of intimate apparel and
                                           active wear using the "cut & sew"
                                           method. Design and manufacturing are
                                           mostly carried out in Israel, in
                                           Jordan and in Asia-Pacific, and
                                           finished goods are mostly sold in the
                                           USA and Europe.

                                     F - 48

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 23: OPERATING SEGMENTS (cont.):

     b.   Reporting on operating segments:

                                           For the year ended December 31, 2008
                                       ----------------------------------------------
                                       Seamless          Cut & Sew           Total
                                       --------           --------           --------
                                                       $ in thousands
                                       ----------------------------------------------

External revenues                        86,265             87,564            173,829
                                       ========           ========           ========

Segment results                         (15,804)            (3,424)           (19,228)
                                       ========           ========           ========

Financial expenses, net                                                        (3,028)
                                                                             ========

Tax benefit                                                                     4,677
                                                                             ========

Loss                                                                          (17,579)
                                                                             ========

Segment assets                           99,012             32,720            131,732
                                       ========           ========           ========

Segment liabilities                      40,721             27,266             67,987
                                       ========           ========           ========

Capital expenditure                       2,497                877              3,374
                                       ========           ========           ========

Depreciation and amortization             6,833              2,092              8,925
                                       ========           ========           ========

                                           For the year ended December 31, 2007
                                       ---------------------------------------------
                                       Seamless          Cut & Sew             Total
                                       --------           --------           --------
                                                       $ in thousands
                                       ---------------------------------------------

External revenues                        81,594             77,020           158,614
                                       ========           ========          ========

Segment results                            (433)             2,269             1,836
                                       ========           ========          ========

Financial expenses, net                                                       (1,289)
                                                                            ========

Tax benefit                                                                       35
                                                                            ========

Net Income                                                                       582
                                                                            ========

Segment assets                          109,557             51,183           160,740
                                       ========           ========          ========

Segment liabilities                      44,856             26,504            71,360
                                       ========           ========          ========

Capital expenditure                       4,561              1,816             6,377
                                       ========           ========          ========

Depreciation and amortization             6,720              1,848             8,568
                                       ========           ========          ========

                                     F - 49

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 23: OPERATING SEGMENTS (cont.):

     c.   GEOGRAPHIC INFORMATION:

          1.   Sales by geography (based on customer location):

                          For the year ended
                             December 31
                       ------------------------
                         2008             2007
                       -------          -------
                           $ in thousands
                       ------------------------

North America          137,992          132,521
Europe                  28,038           18,314
Israel                   3,851            4,374
Others                   3,948            3,405
                       -------          -------

                       173,829          158,614
                       =======          =======

          2.   Carrying amount of assets and capital expenditures by geography
               (based on asset location):

                       Balance of non-current
                              assets (*)                Capital expenditures
                       ----------------------          ----------------------
                         As of December 31,         For the year ended December 31
                       ----------------------          ----------------------
                        2008            2007            2008            2007
                       ------          ------          ------          ------
                                           $ in thousands
                       ------------------------------------------------------

Israel                 60,521          65,821           2,665           4,730
North America           3,583           4,797              17             167
Others                  2,386           2,957             692           1,480
                       ------          ------          ------          ------

                       66,490          73,575           3,374           6,377
                       ======          ======          ======          ======

               (*)  Excluding marketable securities and subordinated note receivables.

     d.   ADDITIONAL INFORMATION

          INTER-SEGMENT TRANSFERS

          Segment revenues, expenses and operating results include inter-segment transfers. Company management believes that these transfers are accounted for at market prices to external customers for similar products. These transfers are reversed in preparation of the financial statements.

     e.   MAJOR CUSTOMERS

                                           For the year ended
                                              December 31
                                       ------------------------
                                         2008             2007
                                       -------          -------
                                            $ in thousands
                                       ------------------------

Revenues from major customers          111,772          117,533
                                       =======          =======

               Percentage of total revenues
                    ------------------

Customer A          31.6          39.1
Customer B          23.2          23.6
Customer C           9.5          11.4
                    ----          ----

                    64.3          74.1
                    ====          ====

                                     F - 50

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 23: BUSINESS SEGMENTS (Cont.)

     f.   MAJOR SUPPLIERS:

                                         For the year ended
                                            December 31
                                         ------------------
                                         2008          2007
                                         ----          ----
                                    Percentage of total purchases
                                         ------------------

PURCHASING FROM MAJOR SUPPLIERS

Supplier A                                4.9           5.2
Supplier B                                3.1           5.1
                                         ----          ----

                                          8.0          10.3
                                         ====          ====

Note 24: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

     a.   BALANCES WITH RELATED PARTIES

          1.   Composition:

               AS OF DECEMBER 31, 2008

                                                      Linkage       Key
                                                       terms     executives
                                                     -----------   -------
                                                                    $ in
                                                                  thousands
                                                                   -------

               Trade payables                        Un- linked    $     8
                                                                   =======
               Other accounts payable                Un- linked    $     8
                                                                   =======

               AS OF DECEMBER 31, 2007

                                                        Key       Controlling
                                    Linkage terms   executives    shareholder
                                    -------------    ---------     --------
                                                        $ in thousands
                                                     ----------------------

              Trade payables        Un- linked       $     77      $     41
                                                     ========      ========

     b.   BENEFITS TO RELATED PARTIES

                                                                       For the year ended
                                                                          December 31
                                                                       ------------------
                                                                       2008          2007
                                                                       ----          ----
                                                                         $ in thousands
                                                                       ------------------

Payroll and benefits for employees on behalf of the Company            $678          $348
                                                                       ====          ====

Fees for Board members not employed by or on behalf of the
  Company                                                              $129          $ 91
                                                                       ====          ====

Management fees for those not employed by or on behalf of the
  Company                                                              $119          $190
                                                                       ====          ====

NUMBER OF BENEFICIARIES OF PAYROLL AND BENEFITS

Related parties employed by or on behalf of the Company                $  2          $  1
Board members not employed by the Company                                10            10
                                                                       ----          ----

                                                                       $ 12            11
                                                                       ====          ====

                                     F - 51

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 24: BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

     c.   TRANSACTIONS WITH RELATED PARTIES

          FOR THE YEAR ENDED DECEMBER 31, 2008

                                          Controlling    Executive
                                          shareholder    officers
                                             ----          ----
                                               $ in thousands
                                             ------------------

General and administrative expenses          $119          $807
                                             ====          ====

          FOR THE YEAR ENDED DECEMBER 31, 2007

                                        Controlling    Executive
                                        shareholder    officers
                                           ----          ----
                                             $ in thousands
                                           ------------------

General and administrative expenses        $190          $439
                                           ====          ====

     d.   CONTRACTS

          In April 2005, the Company entered into an agreement with another company, a related party, whereby the Company pays an annual management fee amounting to $120 thousand.

Note 25: DISCLOSURE CONCERNING ADOPTION OF INTERNATIONAL FINANCIAL REPORTING
         STANDARDS (IFRS)

     ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

     For all periods up to and including the year ended December 31, 2007, the
     Company prepared its consolidated financial statements in accordance with generally accepted accounting principles in the United States (US GAAP).
     The consolidated financial statements for the year ended December 31, 2008 are the first financial statements that the Company has prepared in accordance with IFRS as issued by the International Accounting Standards
     Board (IASB).

     Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2007. In preparing these financial statements, the Company prepared an opening IFRS balance sheet as of January 1, 2007, the Company's date of transition to
     IFRS. This note explains the major adjustments made by the Company in restating its US GAAP balance sheet as of January 1, 2007 and its previously issued US GAAP financial statements for the year ended December
     31, 2007.

     EXEMPTIONS APPLIED

     IFRS 1 allows first-time adopters certain exemptions from the general requirement of retrospectively applying those IFRSs that are effective as of December 31, 2008. The Group has applied the following exemptions:

     IFRS 3, BUSINESS COMBINATIONS, has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2007.

     IFRS 2, SHARE-BASED PAYMENT, has not been applied to equity instruments that were granted on or before 7 November 2002, nor has it been applied to equity instruments granted after 7 November 2002 that vested before 1
     January 2007.

                                     F - 52

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 25: DISCLOSURE CONCERNING ADOPTION OF INTERNATIONAL FINANCIAL REPORTING
         STANDARDS (IFRS) (Cont.)

     a.   BALANCE SHEET RECONCILIATION

                                                             January 1, 2007                                  December 31, 2007
                                               -------------------------------------------        -------------------------------------------
                                                                                                                    Impact
                                                                Impact of                                             of
                                                                transition                                        transition
                                               US GAAP           to IFRS           IFRS            US GAAP          to IFRS            IFRS
                                               ---------        ---------        ---------        ---------        ---------        ---------
                                Item                                                 $ in thousands
                              ---------        ----------------------------------------------------------------------------------------------

 CURRENT ASSETS
 Cash and cash equivalents                     $   3,966        $       -        $   3,966        $   2,384        $       -        $   2,384
 Short-term investments                           15,064                -           15,064           12,731                -           12,731
 Trade receivables, net                           30,655                -           30,655           29,033                -           29,033
 Other current assets             c1               4,166             (459)           3,707            5,404             (464)           4,940
 Inventories                      c3              28,912            1,038           29,950           32,577            1,216           33,793
                                               ---------        ---------        ---------        ---------        ---------        ---------

                                                  82,763              579           83,342           82,129              752           82,881
                                               ---------        ---------        ---------        ---------        ---------        ---------
 Non-current assets

 Marketable securities                                 -                -                -            1,284                -            1,284
 Subordinated note
 receivable                                        3,000                -            3,000            3,000                -            3,000
 Property, plant and
 equipment, net                 c3, c5            77,086           (1,596)          75,490           74,791           (1,813)          72,978
 Goodwill and other
 Intangible assets, net           c5                   -              558              558                -              597              597
 Long-term deposit                                 1,029                -            1,029                -                -                -
 Assets in respect of
 employee benefits                c2                 778             (778)               -            1,288           (1,288)               -
                                               ---------        ---------        ---------        ---------        ---------        ---------

                                                  81,893           (1,816)          80,077           80,363           (2,504)          77,859
                                               ---------        ---------        ---------        ---------        ---------        ---------

 TOTAL ASSETS                                  $ 164,656        $  (1,237)       $ 163,419        $ 162,492        $  (1,752)       $ 160,740
                                               =========        =========        =========        =========        =========        =========

 CURRENT LIABILITIES

 Short - term bank loans                       $   5,948        $       -        $   5,948        $   5,948        $       -        $   5,948
 Trade payables                                   31,143                -           31,143           29,720                -           29,720
 Other current liabilities                         9,845                -            9,845            8,635                -            8,635
                                               ---------        ---------        ---------        ---------        ---------        ---------

                                                  46,936                -           46,936           44,303                -           44,303
                                               ---------        ---------        ---------        ---------        ---------        ---------

 NON-CURRENT LIABILITIES
 Long - term loans from
 banks                                            19,322                -           19,322           13,374                -           13,374
 Employee benefit
 liabilities, net                 c2               3,298           (1,885)           1,413            3,882           (2,397)           1,485
 Deferred taxes, net            c1, c2            12,313             (179)          12,134           12,397             (199)          12,198
                                               ---------        ---------        ---------        ---------        ---------        ---------

                                                  34,933           (2,064)          32,869           29,653           (2,596)          27,057
                                               ---------        ---------        ---------        ---------        ---------        ---------
 SHAREHOLDERS' EQUITY
 Share capital                                     7,411                -            7,411            7,518                -            7,518
 Additional paid-in capital       c4             101,684              416          102,100          106,530              334          106,864
 Other capital reserves                               55              (55)               -              368             (368)               -
 Accumulated deficit            c2, c4           (18,955)             466          (18,489)         (18,472)             878          (17,594)
 Treasury shares                                  (7,408)               -           (7,408)          (7,408)               -           (7,408)
                                               ---------        ---------        ---------        ---------        ---------        ---------

 TOTAL SHAREHOLDERS' EQUITY                       82,787              827           83,614           88,536              844           89,380
                                               ---------        ---------        ---------        ---------        ---------        ---------

 TOTAL LIABILITIES                             $ 164,656        $  (1,237)       $ 163,419        $ 162,492        $  (1,752)       $ 160,740
                                               =========        =========        =========        =========        =========        =========

                                     F - 53

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 25: DISCLOSURE CONCERNING ADOPTION OF INTERNATIONAL FINANCIAL REPORTING
         STANDARDS (IFRS) (Cont.)

     b.   STATEMENTS OF INCOME RECONCILIATION

                                                                                          For the year ended
                                                                                          December 31, 2007
                                                                                 ---------------------------------------
                                                                                               Impact of
                                                                                              transition
                                                                                 US GAAP        to IFRS           IFRS
                                                                                 --------       --------        --------
                                                                                            $ in thousands
                                                                      Item             (except for per share data)
                                                                    --------     ---------------------------------------

Sales                                                                            $158,614       $      -        $158,614
Cost of sales                                                          c2         139,147             (2)        139,145
                                                                                 --------       --------        --------

Gross profit                                                                       19,467              2          19,469

Sales and marketing expenses                                                       12,443              -          12,443
General and administrative expenses                                    c4           5,272            (82)          5,190
                                                                                 --------       --------        --------

Operating income                                                                    1,752             84           1,836

Financial income                                                                    1,401              -           1,401
Financial expenses                                                                  2,690              -           2,690
                                                                                 --------       --------        --------

Income before income taxes                                                            463             84             547
Tax benefit                                                            c2              20             15              35
                                                                                 --------       --------        --------

Net Income                                                                       $    483       $     99        $    582
                                                                                 ========       ========        ========

NET EARNINGS PER SHARE ATTRIBUTED TO COMPANY SHAREHOLDERS (IN $)

Basic diluted net earnings                                                            0.3       *)     -             0.3
                                                                                 ========       ========        ========

          *)   Represents an amount less than $0.01.

     c.   NOTES TO RECONCILIATION OF FINANCIAL STATEMENTS

          1.   DEFERRED TAXES

               According to US GAAP, deferred tax assets and liabilities were classified as current assets or current liabilities and as non-current assets or non-current liabilities based on the nature of the related asset or liability. According to IFRS, deferred tax assets and liabilities are classified as non-current assets or non-current liabilities, respectively, even if it is
               anticipated that they will be realized in the short term.
               Therefore, as of December 31, 2007 and January 1, 2007, $464
               thousand and $459 thousand, respectively, were reclassified from other current assets to the net deferred tax liability.

          2.   EMPLOYEE BENEFITS

               According to US GAAP, the severance pay liability was measured based on the employee's most recent monthly salary multiplied by the number of years of service as of each balance sheet date, based on the "shut down" method, and severance pay reserve was measured at its surrender value at each balance sheet date.

               According to IAS 19 "Employee benefits", the Company's benefit plan is considered a defined benefit plan and, therefore,
               severance pay liability was calculated on an actuarial basis. The actuarial calculation takes into consideration future salary increases, rates of employee turnover, and the estimated timing of payments. The amounts are measured based on expected future discounted cash flows of interest rates on government bonds whose maturity matches the period of the liabilities relating to the severance pay.

                                     F - 54

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 25: DISCLOSURE CONCERNING ADOPTION OF INTERNATIONAL FINANCIAL REPORTING
         STANDARDS (IFRS) (Cont.)

     c.   NOTES TO RECONCILIATION OF FINANCIAL STATEMENTS (CONT.)

          2.   EMPLOYEE BENEFITS (Cont.)

               Therefore, as of January 1, 2007, the Company recorded a total decrease in the net employee benefits liability of $1,107
               thousand (a decrease in assets in respect of employee benefits of
               $778 thousand offset by a decrease in the net employee benefits liability of $1,885 thousand) with an offsetting entry to
               accumulated deficit. In addition, the Company recorded an
               increase in the net deferred tax liability of $280 thousand with an offsetting entry to accumulated deficit. As of December 31,
               2007, the Company recorded a total decrease in the net employee benefits liability of $1,109 thousand (a decrease in assets in respect of employee benefits of $1,288 thousand offset by a decrease in the net employee benefits liability of $2,397
               thousand) with an offsetting entry to accumulated deficit. In addition, the Company recorded an increase in the net deferred tax liability of $265 thousand with an offsetting entry to accumulated deficit.

                                     F - 55

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 25: DISCLOSURE CONCERNING ADOPTION OF INTERNATIONAL FINANCIAL REPORTING
         STANDARDS (IFRS) (Cont.)

     c.   NOTES TO RECONCILIATION OF FINANCIAL STATEMENTS (Cont.)

          3.   SPARE PARTS

               According to US GAAP, spare parts were classified as fixed assets. According to IAS 16 "Property, plant and equipment", spare parts are usually presented as inventories and are
               recognized in the statements of income as they are consumed.
               However, significant spare parts meet the criteria for fixed assets when an entity expects to use them over more than one period. Because the Company's spare parts are continuously consumed as part of the production process, they do no meet the definition of fixed assets and, therefore, $1,038, thousand and
               $1,216, thousand were reclassified from property, plant and equipment to inventories as of January 1, 2007 and December 31,
               2007, respectively.

          4.   SHARE-BASED PAYMENTS

               a.   In accordance with SFAS No. 123(R), "Share-based payments", the Company recognized, pursuant to transition provisions
                    set forth therein, compensation cost for awards granted to employees after January 1, 2006, and compensation cost for the unvested portion of awards granted prior to January 1,
                    2006 that are outstanding as of that date.

                    Upon adoption of IFRS, the Company adopted the provisions of
                    IFRS 2, "Share-based Payment", and recorded compensation
                    cost for the vested portion of awards granted prior to
                    January 1, 2006, but subsequent to November 7, 2002, which were unvested as of January 1, 2007.

                    Accordingly, as of January 1, 2007 and December 31, 2007,
                    $416 thousand and $334 thousand was recorded as an increase to additional paid-in capital with an offsetting entry to
                    accumulated deficit, respectively.

               b.   AWARDS THAT VEST IN INSTALLMENTS

                    According to SFAS No. 123(R), the Company used the
                    straight-line method to account for awards that vest in
                    installments. According to IFRS 2, the accelerated method
                    must be used to account for such awards. Therefore, as of
                    January 1, 2007 $59 thousand was recorded as an increase to additional paid in capital and as of December 31, 2007 $10 thousand was recorded as a decrease to additional paid-in
                    capital with an offsetting entry to accumulated deficit,
                    respectively.

          5.   OTHER ASSETS

               According to US GAAP, purchased software was classified as a fixed asset. According to IAS 38 "Intangible assets", purchased software may be classified as a fixed asset only if the software is considered an integral part of the hardware; otherwise the software is classified as an intangible asset. Because the
               Company's software is not considered integral, $558 thousand and
               $597 thousand were reclassified from property, plant, and
               equipment to intangible assets as of January 1, 2007 and December
               31, 2007, respectively.

                                     F - 56

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 26: EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

     a.   On January 20, 2009, a special General Meeting approved a reverse split of Company share capital, such that each 10 ordinary shares of
          NIS 1 par value would be converted into one ordinary share of NIS 10 par value. The effective date for this reverse split was January 22,
          2009 at trading start on the Tel Aviv Stock Exchange. Earnings (loss)
          per share have been retrospectively adjusted in the Company's financial statements - see also Note 19a. Furthermore, the General
          Meeting of shareholders approved an increase in the Company's authorized share capital, from 49,995,500 shares of NIS 1 par value each to 69,995,500 shares of NIS 1 par value each, at values prior to the reverse split of share capital, or from 4,999,550 shares of NIS 10 par value each to 6,999,550 shares of NIS 10 par value each in values subsequent to the reverse-split of share capital. The Company's
          Articles of Incorporation and Bylaws were amended accordingly.

     b.   On December 2, 2009, the Company's Chairman of the Board of Directors
          and its CFO received non written notices from the three bank lenders with which the Company has financing agreements, Bank Leumi LeIsrael
          Ltd., the Israel Discount Bank Ltd. and Bank Hapoalim Ltd. (hereby jointly "the banks"), pursuant to which each of the banks decided to terminate the Company's utilization of its credit lines.

          To the best of the Company's knowledge, the decision by the banks regarding the discontinuation of the Company's utilization of the credit lines is the result of the banks' assessment that the Company will continue to represent losses over the coming periods. The banks'
          decision was received without prior notice, and in spite of the fact that for the purpose of the Company's financial statements as of
          December 31, 2008, March 31, 2009 and June 30, 2009, the banks delivered to the Company a waiver of their right to immediate repayment of the credit that was placed at the Company's disposal in spite of the Company's losses and the Company's noncompliance with one of the financial covenants (regarding the EBITDA) that were determined in the Company's financing agreements with the banks.

     c.   On January 6, 2009 and after presenting the business plan to the banks, the Company signed on a memorandum of understanding ("MOU")
          with the banks.

               The following is a summary of the main points in the MOU:

               1. The total credit line that the Banks will provide to the
               Company, Hi-Tex founded by Tefron Ltd. and Macro Clothing Ltd.
               ("the Group") will amount to US$ 30.75 million, of which US$
               28.95 million is the current outstanding credit line, and the balance of approximately $ 1.8 million represents new credit (the
               "New Credit") versus December 3, 2009.

               2. Upon the signing of a definitive agreement as stated under clause 8 below, a re-organization of the current credit lines of the Group shall be performed, as follows:

                    2.1 For the purpose of settling part of the current credit lines, the Banks shall provide loans amounting to $ 15
                    million to the Group ("Loan A"), which would be repay by The
                    Group in three equal capital payments of $ 1.25 million,
                    each at the end of the seventh, eighth and ninth years from the date on which Loan A was provided. The Loan A balance of
                    $ 11.25 million shall be paid at the end of the tenth year
                    (the "Last Capital Payment"). The Loan A capital shall bear an annual interest, at the rate to be determined between the
                    Group and each one of the Banks. The Loan A interest shall be paid in quarterly installments.

                    Loan A shall be repaid, in whole or in part, under the
                    following circumstances:

                    2.1.1 In the case of future capital raising - Fifty percent of the net value obtained as a result of capital raising
                    (excluding the capital raising as stated under clause 6
                    below), shall be used as Loan pre-payment, on account of the last principal payment.

                    2.1.2 In the event of a sale of assets - The net
                    consideration for a sale of assets shall be used for Loan A pre-payment, on account of the last principal payment.

                    2.1.3 In the event of positive cash flow - If the Group's
                    EBITDA, according to its consolidated annual financial
                    statements, in a given calendar year, after deduction of
                    interest costs, investments and maintenance costs, exceeds the amount of $ 8 million (the " Surplus Cash Flow") - 50%
                    of the Surplus Cash Flow amount shall be used for the Loan A pre-payment, on account of the last principal payment.

                    2.2 For the purpose of settling part of the current credit lines, the Banks shall provide additional loans amounting to
                    $ 5 million to the Group ("Loan B"), which would be repay in four equal capital payments of $ 1.25 million, each at the end of the third until the sixth years from the date on
                    which Loan B was provided.

                    Loan B shall bear interest as agreed between each of the
                    banks and the Company. The Loan B interest shall be paid in quarterly installments.

                    2.3 For the purpose of settling part of the current credit lines, the Banks shall provide short-term credit lines in an overall amount of $ 8.95 million (the "Credit Lines"). The
                    Group and the Banks shall agree on the interest rate to be borne by the credit and on payment dates.

               3. Subject to the Banks' receiving guarantees (in the form that is acceptable to the Banks) by Norfet Limited Partnership of The
               Company's debt to the Banks amounting to $1.8 million (the
               "Norfet Partners' Guarantees")' and subject to the absence of any legal prohibition, the Banks shall provide the new credit to the
               Company as a short-term credit line.

                                     F - 57

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 26: EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (Cont.)

               The Norfet Partners' Guarantees shall become effective upon the receipt of the new credit by the Company. It is further agreed that the Norfet Partners' Guarantees shall become void
               immediately following the execution of a rights offering of shares or private investment in its shares, in which Norfet
               Limited Partnership or whoever shall participate on its behalf, thus that in such rights offering or private placement as stated
               above, an amount of no less than $ 4 million will be invested in the Company's equity.

               4. Covenants and additional commitments:

               The Banks will waive for the Company's inability to meet its financial covenants for the year 2009. In the year 2010, the following covenants shall apply to the Company:

               o    The Company's EBITDA for the year 2010 shall be positive,
                    according to its consolidated financial statements.

               o    The Company's equity, according to its consolidated
                    financial statements for the year 2010, shall be no less
                    than $ 35 million.

               o    The Company has undertaken not to distribute dividends and not to pay management fees and/ or any other payment of any type whatsoever, to the shareholders, as long as Loan A and
                    Loan B have not been repaid in full.

               o    The Company has undertaken that the amount of cash,
                    inventory and receivables (according to its consolidated
                    financial statements) shall be no less, at all times, than $
                    33 million. In addition receivables shall be no less than $9 million.

               The Company and the Banks shall agree on the covenants for the years 2011 and on no later than on November 30, 2010. Should the parties not reach such an agreement, then the existing conditions shall apply to the Company.

               5. The Company and the Banks shall negotiate an equity-kicker to the Banks.

               6. The Company shall execute a rights offering and/ or private placement by the end of the first quarter of the year 2010, in which an amount of no less than $ 4 million shall be invested in its equity.

               Due to regulatory limitations, Norfet, and/or its designee, may not be able to invest the entire $4 million within the framework of a rights offering and a private placement following the rights offering, and in such event, the parties would agree upon the manner in which Norfet, and/or its designee, would invest the difference between $4 million and the amount raised in the rights offering, or reach any other mutually agreeable resolution.

               It was further pointed out that Norfet, FIMI Opportunity Fund
               L.P. and FIMI Israel Opportunity Fund Limited Partnership
               (jointly in this paragraph: "Norfet") which, as of the date of these financial statements, hold about 21.76%, 0.01% and 0.08%, respectively, of the Company's issued capital, have undertaken, through an irrevocable obligation that in an event where a definitive binding agreement is not entered into by the Company and the banks until the completion of the rights offering
               pursuant to a rights offering prospectus, that the Company intends to publish (as detailed below in paragraph 8), and at least one shareholder of the Company exercises any rights
               whatsoever pursuant to the aforesaid prospectus, then on the first day of trading subsequent to the completion of the rights offering, Norfet, and/or its designee, will invest an amount of $
               1.311 million in the Company, which was calculated by multiplying the aggregate holdings of Norfet and its main shareholders as of the date of these financial statements (21.85%) by an amount of $
               6 million, which is the maximum amount that can be raised in the rights offering if the entire 1,578,947 shares offered in the framework of this rights offering were to be realized. The aforesaid investment by Norfet, and/or its designee, would be executed at a price per share that is identical to the price per share in the rights offering ($3.80 per share). To guarantee
               Norfet's commitment as stated above, Norfet, and/or its designee, will deposit the amount of $ 1.311 million in trust no later than the date on which at least one shareholder exercises its rights in the rights offering. It is emphasized that under these
               circumstances, Norfet would not invest the difference between $4 million and the amount raised in the rights offering, as
               described above.

               7. The Company shall endeavor to reach an agreement with the owners of the property where the plant is located at Misgav, in order to reduce the rental fee and vacate the headquarters building.

               8. The Company and the Banks shall enter the accelerated
               procedure of converting the MOU into a definitive binding
               agreement to be signed no later than March 31, 2010.

               The Company is supposed to receive from the banks a draft wording of a detailed agreement based on the memorandum of understanding.
               If and insofar, for any reason whatsoever, the final agreement is not reached between the Company and the banks, and the banks will demand that the bank credit will be payable immediately, then in the Company's assessment under those circumstances it will be very difficult to raise financing from other sources. Therefore, this could pose a situation that could jeopardize the continued
               operations of the Company, and the Company could find it
               difficult to continue operating as a going concern.

     d.   On January 6, 2009 Norfet committed to the banks that it will participate in the Company's rights offering of shares or private investment in its shares, in which an amount of no less than $ 4 million shall be invested in its equity thus subject to receiving all the regulatory approvals and the approval of the general meeting of shareholders.

                                     F - 58

                                                                     TEFRON Ltd.
Appendix to Consolidated Financial Statements - List of subsidiaries
--------------------------------------------------------------------------------

                              LIST OF SUBSIDIARIES

                                                          Shares conferring voting and
                                                               dividend rights
                                                               ----------------
                                                          December 31, 2008 and 2007
                                                               ----------------

COMPANY NAME

Subsidiaries:

Hi-Tex, a Tefron Ltd. company                                  100%         100%
Macro Clothing Ltd.                                            100%         100%
Tefron USA Inc., wholly-owned by Tefron US Holdings            100%         100%
Tefron UK Ltd., wholly-owned by Macro Clothing Ltd.            100%         100%
El Masira Textile Co., wholly-owned by Tefron USA Inc.         100%         100%
Tefron Holdings (98) Ltd.                                      100%         100%
Tefron US Holdings Corp.                                       100%         100%
Tefron Holding Netherlands B.V.                                100%         100%
Tefron Macro HK Ltd., wholly-owned by Macro Clothing Ltd       100%         100%

                                     F - 59